                                                      Rule No. 424(b)(4)
                                                               430A
                                                      Registration No. 333-22117

PROSPECTUS
-------------------------------------------------------------------------------

                               1,650,000 Shares

                                     LECROY

                                 Common Stock

-------------------------------------------------------------------------------
Of the 1,650,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 319,192 shares are being sold by LeCroy Corporation ("LeCroy" or the "Company") and 1,330,808 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

The Common Stock of the Company is included in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "LCRY." On March 25, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $27.25 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" ON PAGES 7 TO 11 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

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THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          Underwriting              Proceeds to
                              Price to   Discounts and  Proceeds to   Selling
                               Public    Commissions(1) Company(2)  Stockholders
--------------------------------------------------------------------------------
Per Share..................    $26.00        $1.36        $24.64       $24.64
--------------------------------------------------------------------------------
Total(3)...................  $42,900,000   $2,244,000   $7,864,891  $32,791,109

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Company, including the expenses of the Selling Stockholders, estimated to be $795,000. See "Use of Proceeds."
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 247,500 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $49,335,000, the total Underwriting Discounts and Commissions will be $2,580,600, the total Proceeds to Company will be $13,963,291 and the total Proceeds to Selling Stockholders will be $32,791,109. See "Underwriting."
-------------------------------------------------------------------------------
The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Stockholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about March 31, 1997.

PRUDENTIAL SECURITIES INCORPORATED

                    COWEN & COMPANY

                                SALOMON BROTHERS INC

                                                         NEEDHAM & COMPANY, INC.


March 25, 1997

                                 [ART TO COME]



  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Except as otherwise noted herein or as presented in the Consolidated Financial Statements, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and assumes for purposes of calculating the number of shares issuable on exercise of certain warrants held by the Selling Stockholders that such warrants will be exercised on a cashless net issuance basis prior to the closing of the Offering based on an exercise price of $4.485 per share and an assumed fair market value determined by reference to the average closing price for the five trading days preceding March 25, 1997, which was $29.85 per share of Common Stock. See "Principal and Selling Stockholders." The Company's fiscal year ends on June 30 of the relevant year.

                                  THE COMPANY

  LeCroy Corporation develops, manufactures and sells signal analyzers, principally high-performance digital oscilloscopes and related products. Digital oscilloscopes capture electronic signals, convert them to digital form and perform sophisticated measurements and analyses. The Company's digital oscilloscope products are used by design engineers and researchers in a broad range of industries, including electronics, computers and communications.

  High-performance digital oscilloscopes have become an important enabling technology as a result of the general shift in technology toward high-speed digital electronics and faster and more complex electronic signals. The analysis of such signals requires digital oscilloscopes with high sample rates and long record lengths, two key performance measurements in the digital oscilloscope market. The Company believes that certain models in its 9300 series and LC series of high-performance digital oscilloscopes offer the highest sampling rate, and others the longest record length, available to date.

  In 1985, the Company introduced its first digital oscilloscope product. Commencing in fiscal 1994, the Company began to focus its digital oscilloscope product offerings on the high-end market, which has resulted in a significant increase in revenues. At that time, the Company began to concentrate its digital oscilloscope product offerings on a single high-performance product family, its 9300 series. In fiscal 1997, the Company expanded its high-end market product offerings with a second family of products, the LC series of digital oscilloscopes. The Company's total revenues were $63.8 million, $82.3 million and $101.5 million for the fiscal years ended June 30, 1994, 1995 and 1996, respectively, and $55.2 million for the six months ended December 31, 1996. Sales of digital oscilloscopes and related products grew from approximately 75% of the Company's total revenues for fiscal year 1994 to approximately 89% of the Company's total revenues for the six months ended December 31, 1996. Further, the focus on the Company's high-performance product families, together with management's continued emphasis on operational improvements, have resulted in efficiency gains in product development, manufacturing, marketing, sales and service. These factors, together with the increase in revenues, have contributed to an increase in operating margin from 4.8% for fiscal 1994 to 8.5% for fiscal 1996 and 9.8% for the six months ended December 31, 1996.

  The Company's original digital oscilloscope technology was derived from its historical efforts in developing products for high energy physics ("HEP") research. Since its founding in 1964, the Company has designed and manufactured instrumentation and signal analyzers for a number of leading HEP research laboratories. The Company's signal analyzers were used in Nobel Prize winning experiments at CERN (Centre Europeen pour la Recherche Nucleaire) near Geneva, Switzerland and the Brookhaven National Laboratory in Upton, New York.

Sales of HEP products have been declining and accounted for approximately 21%, 15% and 11% of the Company's total revenues for the fiscal years ended June 30, 1994, 1995 and 1996, respectively, and 7% of the Company's total revenues for the six months ended December 31, 1996. The Company expects the decline in HEP revenues to continue. As a consequence, in January 1997 the Company adopted a strategic business plan to reduce costs and improve asset utilization in its HEP business. Under this plan, the Company is redirecting its engineering resources within this business unit to focus principally on the development and sale of signal analysis chip sets and subsystems for HEP applications as well as new commercial applications. In connection with the plan, the Company expects to take a series of reorganization actions resulting in write-downs, principally for inventory and other asset revaluations, and employee severance. The restructuring plan is expected to be completed by the end of December 1997 and result in a charge to fiscal 1997 third quarter results of an estimated $3.9 million ($2.5 million after taxes).

  The Company's first business objective is to become a leading supplier of high-performance digital oscilloscopes. According to Prime Data, Inc. ("Prime Data"), total digital oscilloscope sales, excluding handhelds, grew from $586.5 million in 1992 to $755.0 million in 1996. The Company's second business objective is to participate in broader markets by the use, directly and through licensing and other arrangements with other manufacturers, of the Company's core acquisition technology in dedicated signal analyzers. The Company believes that market opportunities for such products are very broad, including applications in data storage, networking and communications. The Company has entered into an agreement to sell certain proprietary chip sets to Guzik Technical Enterprises for use in dedicated instruments for data storage devices, such as disk drives, and their components. The Company has also entered into an agreement with Fluke Corporation under which the Company has licensed Fluke to use LeCroy technology in certain handheld scopemeters and low-end digital oscilloscopes. See "Business--Products and Services."

  In addition to these agreements, the Company is using its signal analysis technology in a new LAN monitor product currently under development. This product would analyze electronic signals in communications networks in order to provide better monitoring and failure-diagnosis capabilities than can be achieved using existing products.

  The Company operates internationally with manufacturing facilities in Geneva, Switzerland and Chestnut Ridge, New York. The Company maintains a direct sales force in the United States, Europe and Japan and uses manufacturers' representatives as an extension of its direct selling efforts.

  The Company was founded and incorporated in the State of New York in 1964 and reincorporated in the State of Delaware in 1995. The Company's principal executive offices are located at 700 Chestnut Ridge Road, Chestnut Ridge, New York 10977, and its phone number at that location is (914) 425-2000.

                                  THE OFFERING

Common Stock Offered by the Company(1)(2).....    319,192 shares

Common Stock Offered by the Selling             1,330,808 shares
Stockholders(3)...............................

Common Stock to be Outstanding after the        6,551,982 shares
 Offering(1)(2)(3)(4)(5)......................

Use of Proceeds by the Company................  Repayment of indebtedness; to fund research and development;
                                                for potential acquisitions of
                                                complementary businesses; and
                                                for working capital and other
                                                general corporate purposes. See
                                                "Use of Proceeds."

Nasdaq National Market Symbol.................  LCRY
--------
(1) Does not include up to 247,500 shares of Common Stock to be issued if the Underwriters' over-allotment option granted by the Company is exercised in full.
(2) The Company and the Company's Employee Stock Ownership Trust (the "ESOT") have elected not to proceed with a proposed repurchase of certain shares from the ESOT by the Company using a portion of the net proceeds to the Company from this offering. Accordingly, such portion of the net proceeds will be used for working capital and general corporate purposes.
(3) Includes 572,657 shares of Common Stock issuable upon assumed conversion of 673,913 stock warrants with an exercise price of $4.485 per share. See "Capitalization," "Principal and Selling Stockholders" and "Description of Capital Stock."
(4) Includes 27,807 shares of Common Stock issued upon exercise of stock options during January 1997 at a weighted average exercise price of $8.62 per share. Does not include (i) 1,248,649 shares of Common Stock issuable upon exercise of stock options outstanding as of January 31, 1997 with a weighted average exercise price of $11.22 per share, of which options to purchase 462,225 shares were exercisable as of January 31, 1997 with a weighted average exercise price of $8.48 per share and (ii) 21,739 shares of Common Stock issuable upon exercise of warrants outstanding as of January 31, 1997 with a weighted average exercise price of $4.485 per share. See "Principal and Selling Stockholders."
(5) Does not include 791,873 shares of Common Stock reserved as of January 31, 1997 for future issuance under the Company's Amended and Restated 1993 Stock Incentive Plan, 1995 Non-Employee Director Stock Option Plan and 1995 Employee Stock Purchase Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     SIX MONTHS ENDED
                                    YEARS ENDED JUNE 30,               DECEMBER 31,
                          ------------------------------------------ -----------------
                           1992    1993     1994     1995     1996     1995     1996
                          ------- -------  -------  ------- -------- -------- --------
                                                                        (UNAUDITED)
STATEMENTS OF OPERATIONS
 DATA:
Revenues
 Digital oscilloscopes
  and related products..  $42,486 $42,812  $47,627  $65,785 $ 86,061 $ 39,945 $ 49,016
 High energy physics
  products..............   15,428  15,640   13,519   12,277   10,952    5,056    3,597
 Service and other(1)...    2,003   2,835    2,696    4,210    4,478    2,212    2,546
                          ------- -------  -------  ------- -------- -------- --------
 Total..................   59,917  61,287   63,842   82,272  101,491   47,213   55,159
Gross profit............   33,349  34,357   35,590   44,495   55,946   25,774   31,201
Restructuring costs(2)..      --      --       930      --       --       --       --
Operating income........    1,424   1,592    3,059    6,230    8,684    3,452    5,417
Technology dispute
 settlement costs(3)....      --      278    2,073      --       --       --       --
Income (loss) before
 extraordinary
 charge(4)..............      200    (150)  (1,039)   2,610    5,558    1,958    3,722
Net income (loss).......  $   200 $  (150) $(1,039) $ 2,610 $  4,258 $    658 $  3,722
Income (loss) per share
 before extraordinary
 charge.................      .04    (.03)    (.24)     .56      .93      .36      .54
Net income (loss) per
 share..................  $   .04 $  (.03) $  (.24) $   .56 $    .71 $    .12 $    .54
Weighted average number
 of common shares and
 common equivalent
 shares(5)..............    4,628   4,418    4,407    4,683    5,953    5,383    6,899

                                               DECEMBER 31, 1996 (UNAUDITED)
                                      JUNE 30, ---------------------------------
                                        1996     ACTUAL         AS ADJUSTED(6)
                                      -------- -------------- ------------------
BALANCE SHEET DATA:
 Working capital..................... $32,041  $       37,120    $       37,130
 Total assets........................  62,400          70,487            70,487
 Total debt and capitalized leases...   5,673           7,787               717
 Total stockholders' equity..........  37,472          40,936            48,006

--------
(1) Service and other includes sales of product upgrades.
(2) Restructuring costs were incurred in fiscal 1994 due to a restructuring of the Company's worldwide sales organization and the closure of its research facility in the United Kingdom.
(3) Included in technology dispute settlement costs in fiscal 1993 and fiscal 1994 are certain legal fees and related expenses, and in fiscal 1994 a $1.5 million payment required pursuant to an agreement settling certain litigation. See "Risk Factors--Technology Dispute Settlement and License Agreement," "Selected Consolidated Financial Data" and "Business-- Intellectual Property Rights."
(4) The Company incurred an extraordinary charge of approximately $1.3 million in the second quarter of fiscal 1996 due to the recognition of previously deferred financing costs associated with the early retirement of long-term debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) See "Per Share Information" in Note 1 to Consolidated Financial Statements.
(6) As adjusted total stockholders' equity gives effect to the sale of the 319,192 shares of the Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the Common Stock offered hereby.

  This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company or its directors or officers with respect to, among others things: (i) the licensing of the Company's core acquisition technology for use in dedicated signal analyzers;
(ii) the targeting of additional high growth industries that require solution-focused oscilloscopes; (iii) trends affecting the Company's financial condition or results of operations, including the effect of foreign currency exchange rates on revenues; (iv) the Company's business and growth strategies; and (v) the results of the HEP restructuring plan. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected, expressed or implied, in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that could cause such differences. Such forward-looking statements speak only as of the date of this Prospectus and the Company cautions potential investors not to place undue reliance on such statements.

  COMPETITION. The market for signal analyzers such as the Company's digital oscilloscopes is highly competitive. The Company's principal competitors in this market are Tektronix, Inc., Hewlett-Packard Company and Fluke Corporation, some of which have substantially greater sales and marketing, development and financial resources than the Company and some of which have a greater market share than the Company.

  The Company believes that the principal bases of competition in the signal analyzer market are a product's performance (bandwidth, sample rate, record length and processing power), its price and quality, the vendor's name recognition and reputation, color display, product availability and the availability and quality of post-sale support. The rapidly evolving nature of the markets in which the Company competes may attract new entrants as they perceive opportunities, and the Company's competitors may foresee the course of market developments more accurately than the Company. In addition, the Company's competitors may develop products that are superior to the Company's products or may adapt more quickly than the Company to new technologies or evolving customer requirements. The Company expects competition to increase significantly in the future from existing competitors and other companies that may enter the Company's existing or future markets. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors. Failure to compete successfully could adversely affect the Company's business, results of operations and financial condition. See "Business--Industry Background" and "--Competition."

  TECHNOLOGICAL CHANGE; RISKS OF PRODUCT OBSOLESCENCE AND FAILURE TO DEVELOP NEW PRODUCTS. The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions particularly by the Company's principal competitors. See "Business-- Competition." The Company's success will depend, in part, upon its continued ability to provide products with the advanced technological qualities desired by its customers, to enhance and expand its existing product offerings and to develop in a timely manner new products that achieve market acceptance. Any failure or delay in accomplishing these goals could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of the Company's products. Further, no assurance can be given that the Company will be able to leverage its core technology into new product markets. See "Business--Strategy."

  FLUCTUATIONS IN REVENUES AND RESULTS OF OPERATIONS. The growth experienced by the Company in its fiscal years ended June 30, 1995 and 1996 and the six months ended December 31, 1996 is not necessarily indicative of future growth. There can be no assurance that the Company's revenues will continue to increase or that it will continue to be profitable. The Company's annual and quarterly operating results may fluctuate due to factors such as the timing of new product introductions by the Company and its competitors, market acceptance of new or enhanced versions of the Company's products, changes in the product mix of sales, changes in the relative proportions of sales denominated in currencies other than United States dollars, changes in the relative proportions of sales among distribution channels, changes in manufacturing costs or other expenses, competitive pricing pressures, the gain or loss of significant customers or distribution channels, increased research and development expenses and general economic conditions. In addition, it is possible that in some future periods, the Company's results of operations, including gross margins, will be below the expectations of public market analysts and investors. In any such event, the market price of the Common Stock could be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  INTERNATIONAL OPERATIONS AND FOREIGN CURRENCY EXCHANGE RISKS. The Company has manufacturing facilities in both the United States and Switzerland, purchases parts, components and sub-assemblies from suppliers around the world in a variety of currencies and sells its products around the world in a variety of currencies. As a consequence, the Company is exposed to risks from fluctuations in foreign currency exchange rates with respect to a number of currencies, changes in government policies and legal and regulatory requirements, political instability, transportation delays and the imposition of tariffs and export controls.

  Among the more significant potential risks to the Company of relative fluctuations in foreign exchange rates is the relationship among and between the United States dollar, Swiss franc and Japanese yen, and, to a lesser extent, the German deutschemark, British pound, French franc and Italian lira. During the fiscal year ended June 30, 1996, approximately half of the Company's revenues and half of its costs and expenses were denominated in currencies other than the United States dollar, the Company's financial reporting currency. Local currency expenses resulting from manufacturing and the worldwide sourcing of parts, components and sub-assemblies are not generally offset by related local currency revenues, if any. The Company does not attempt to reduce its foreign currency exchange risks by entering into foreign currency management programs or hedging transactions and has no plans to do so in the near term. As a consequence, there can be no assurance that the Company's results of operations will not be adversely affected by fluctuations in foreign currency exchange rates in the future, as a result of mismatches between local currency revenues and expenses, the translation of foreign currencies into the United States dollar, or otherwise. Moreover, fluctuations in exchange rates could affect demand for the Company's products. Based on exchange rates as of the date of this Prospectus, the Company expects that its revenues for the third quarter of fiscal 1997 will continue to be adversely impacted by the strength of the U.S. dollar. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  CERTAIN SINGLE-SOURCE SUPPLIERS; DIFFICULTY IN DEVELOPING ALTERNATIVE SOURCES OF SUPPLY; POSSIBLE INCREASES IN COSTS OF MATERIALS. The Company obtains certain parts, components and sub-assemblies from single sources. This has particularly been the case for several key integrated circuits made by certain single-source suppliers (Motorola, Philips, TRW and LSI Logic). The Company has generally been able to obtain adequate supplies of components in a timely manner from current vendors. The Company believes that, for the printed circuit board assemblies and integrated circuits in particular, alternative sources of supply would be difficult to develop. A reduction or interruption of supply of these components could result in delays or reductions in product shipments that could have a material adverse effect on the Company's business, results of operations and financial condition and could damage its relationships with customers. The Company may also be subject to cost increases for such parts, components and sub-assemblies, which could have a material adverse effect on its business, results of operations and financial condition. See "Business--Manufacturing and Supplies."

  POTENTIAL INABILITY TO MANAGE FUTURE GROWTH AND CHANGING BUSINESS. The Company's revenues from sales of digital oscilloscopes and related products grew significantly in the fiscal year ended June 30, 1996, increasing by approximately $20.3 million to approximately $86.1 million from approximately $65.8 million in the fiscal year ended June 30, 1995. Such revenues increased $9.1 million to approximately $49.0 million for the six months ended December 31, 1996 from $39.9 million in the comparable prior year period. There can be no assurance that the Company's recent growth rate can be sustained or that the Company will be able to manage any future growth successfully. To manage growth effectively requires that the Company continue to improve its operational, financial and management information systems, to integrate new products into its product line, to train, motivate and manage its employees and to attract and retain senior managers. If the Company's management is unable to manage any future growth effectively, the Company's business, results of operations and financial condition could be materially and adversely affected. See "Dependence on Key Employees," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Employees" and "Management--Executive Officers and Directors."

  The Company's HEP product revenues have declined from approximately $15.4 million in the fiscal year ended June 30, 1992 to approximately $11.0 million in the fiscal year ended June 30, 1996 and declined from approximately $5.1 million for the six months ended December 31, 1995 to approximately $3.6 million for the six months ended December 31, 1996. These declines were due to a variety of factors, including a decline in United States government funding for defense and the phase-out of the Company's digitizer products. The Company expects the decline in HEP revenues to continue. As a consequence, in January 1997 the Company adopted a strategic business plan to reduce costs and improve asset utilization in its HEP business. Under this plan, the Company is redirecting its engineering resources within this business unit to focus principally on the development and sale of signal analysis chip sets and subsystems for HEP applications, as well as new commercial applications. In connection with the plan, the Company expects to take a series of reorganization actions resulting in write-downs, principally for inventory and other asset revaluations, and employee severance. The restructuring plan is expected to be completed by the end of December 1997 and result in a charge to fiscal 1997 third quarter results of an estimated $3.9 million ($2.5 million after taxes). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  DEPENDENCE ON KEY EMPLOYEES. The Company's success depends to a significant degree upon the continuing contributions of its key management, sales, marketing, research and development and manufacturing personnel, many of whom would be difficult to replace. The Company does not have long-term employment contracts with its key personnel, although four of the Company's senior officers have entered into noncompetition agreements with the Company. The Company maintains key-man insurance only on the life of Lutz P. Henckels, the President and Chief Executive Officer, in the amount of $1.5 million. The Company believes that its future success will depend in large part upon its ability to continue to attract and retain skilled management, sales, marketing, research and development and manufacturing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Employees" and "Management--Executive Officers and Directors."

  DEPENDENCE ON HIGH-PERFORMANCE DIGITAL OSCILLOSCOPE PRODUCTS. The Company is primarily engaged in the development, manufacture and sale of high-end digital oscilloscopes and derives a substantial portion of its revenues from sales of its principal product families of digital oscilloscopes, the 9300 series and the LC series. Sales of models in the Company's 9300 series and LC series (including sales of products in the 9400 series, the predecessor to the 9300 series) accounted for 58%, 65% and 79% of the Company's total revenues in its fiscal years ended June 30, 1994, 1995 and 1996, respectively, and 85% for the six months ended December 31, 1996. The 9300 series and the LC series are expected to continue to account for a substantial portion of the Company's total revenues. A reduction in demand for these products, whether due to the introduction of competing products or otherwise, would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Products and Services."

  UNCERTAINTIES REGARDING PATENTS AND PROTECTION OF PROPRIETARY
TECHNOLOGY. The Company currently relies on a combination of patents, trade secrets, technical expertise and continuing technological research and development to establish and protect proprietary rights in its products. There can be no assurance that competitors will not develop similar or functionally equivalent technology or expertise.

  There can be no assurance that third parties will not allege infringement by the Company of patents and proprietary rights of such parties in the future. If infringement is alleged, there is no assurance that the necessary licenses would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge. In any event, patent and proprietary rights litigation can be extremely protracted and expensive. See "Technology Dispute Settlement and License Agreement" and "Business--Intellectual Property Rights."

  LIMITED HISTORY OF PROFITABILITY. The Company reported net income of approximately $4.3 million, $2.6 million and $200,000 for its fiscal years ended June 30, 1996, 1995 and 1992, respectively, and $3.7 million for the six months ended December 31, 1996. The Company reported net losses of approximately $1.0 million and $150,000 for its fiscal years ended June 30, 1994 and 1993, respectively. There can be no assurance that the growth in total revenues and the ability to report net income as opposed to a net loss that the Company has previously experienced can be sustained or that the Company will be profitable in the future. The Company's multicurrency revolving credit facility contains a covenant including the requirement that the Company not incur any net loss during any fiscal year. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  REGULATION. As the Company manufactures its products in the United States and Switzerland and sells its products and purchases parts, components and sub-assemblies in a number of countries, the Company is subject to legal and regulatory requirements, particularly the imposition of tariffs and customs and export controls, in a variety of countries. In addition, the export of digital oscilloscopes from both the United States and Switzerland is subject to regulation under the Treaty for Nuclear Non-Proliferation by such countries.

  TECHNOLOGY DISPUTE SETTLEMENT AND LICENSE AGREEMENT. In February 1994, the Company settled litigation with Tektronix, Inc. ("Tektronix") involving allegations that the Company's digital oscilloscope products infringed patents held by Tektronix. As part of the settlement, the Company entered into a license agreement with respect to such patents. Pursuant to the license agreement, the Company made an initial payment in fiscal 1994 of approximately $1.5 million. In addition, the Company is required to make future royalty payments in a minimum aggregate amount of $3.5 million over ten years ending June 30, 2004 and may be required to make up to an additional $3.5 million in contingent royalty payments depending on its sales of certain products in certain territories over the life of the patents. Royalty expense was approximately $781,000 and $963,000 in fiscal 1995 and 1996, respectively. See "Business--Intellectual Property Rights." The settlement agreement provides that Tektronix may terminate the license in the event that the Company acquires 20% or more of the stock of, or a controlling interest in, any of a number of specified companies participating in the oscilloscope market or any of their respective affiliates (each, a "Restricted Company"), or a Restricted Company acquires 20% or more of the stock of, or a controlling interest in, the Company or an affiliate of the Company, or any attempt to transfer the Tektronix license to a Restricted Company is made. This provision of the settlement could preclude the Company from making an investment in or acquiring such companies, and it also could discourage such companies or another third party from attempting to acquire control of the Company or limit the price that such a third party might be willing to pay for the Common Stock. In addition, this provision could limit the price that investors might be willing to pay in the future for the Common Stock.

  EFFECT OF ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Amended and Restated By-Laws, as well as the provisions of the settlement described above under the caption "Technology Dispute Settlement and License Agreement," could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that investors might be willing to pay in the future for the Common Stock. Certain of these provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock without any further vote or action by the stockholders, eliminate the right of stockholders to act by written consent and impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. These provisions could also have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock and could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. See "Description of Capital Stock."

  VOLATILITY OF STOCK PRICE. Since the completion of the Company's initial public offering in October 1995, the market price of the Common Stock has fluctuated significantly. The Company believes that factors such as announcements of developments related to the Company's business, announcements of technological innovations or new products or enhancements by the Company or its competitors, sales by competitors, including sales to the Company's customers, sales of the Common Stock into the public market, including by members of management, developments in the Company's relationship with its customers, partners, distributors and suppliers, shortfalls or changes in revenue, gross margins, earnings or losses or other financial results from analysts' expectations, regulatory developments, fluctuations in results of operations, seasonality and general conditions in the Company's market or the markets served by the Company's customers or the economy could cause the price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for shares of technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. There can be no assurance that the market price of the Common Stock will not decline substantially, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's operating performance. See "Price Range of Common Stock."

  NO PRESENT INTENTION TO PAY DIVIDENDS. The Company has never declared or paid cash dividends on its Common Stock and intends to retain all available funds for use in the operation and expansion of its business. The Company therefore does not anticipate that any cash dividends will be declared or paid in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 319,192 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $7,069,891 ($13,168,291 if the Underwriters' over-allotment option to purchase up to 247,500 shares is exercised in full). The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company anticipates using a portion of the net proceeds of the Offering to repay the remaining outstanding advances under its multicurrency revolving credit facility ($7.0 million as of December 31, 1996, bearing interest at an interest rate of 8.25% as of such date). Amounts repaid under the multicurrency revolving credit facility may be reborrowed subject to the terms and conditions thereof. Any remaining net proceeds will be used for general corporate purposes and may be used to fund development or acquisitions of complementary businesses, products or technologies, although there are no existing commitments with respect to any such transactions. Pending such uses, the Company intends to invest the remaining net proceeds in United States government securities or other short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is included in the Nasdaq National Market under the symbol "LCRY." The following table sets forth, for the periods indicated, the range of high and low sales prices of the Common Stock as reported by the Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
   FISCAL YEAR 1996
     Second Quarter(1)........................................... $19.25 $10.50
     Third Quarter...............................................  19.25  13.50
     Fourth Quarter..............................................  22.25  14.00
   FISCAL YEAR 1997
     First Quarter............................................... $26.25 $15.25
     Second Quarter..............................................  38.75  26.00
     Third Quarter (through March 25, 1997)......................  37.25  27.00

--------
(1) From October 5, 1995, the effective date of the Company's initial public offering.

  On March 25, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $27.25 per share. As of March 25, 1997, there were approximately 203 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and intends to retain all available funds for use in the operation and expansion of its business. The Company therefore does not anticipate that any cash dividends will be declared or paid in the foreseeable future. Any determination to declare or pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend on, among other things, the Company's financial condition and results of operations, the terms of any outstanding shares of preferred stock, requirements of applicable law and other considerations deemed relevant by the Company's Board of Directors. See "Description of Capital Stock."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1996 on an actual basis and as adjusted to give effect to (i) the sale of 319,192 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom, and (ii) the issuance of 572,657 shares of Common Stock upon the assumed conversion of 673,913 stock warrants held by the Selling Stockholders based on an exercise price of $4.485 per share and an assumed fair market value determined by reference to the average closing price for the five trading days preceding March 25, 1997, which was $29.85 per share of Common Stock. See "Use of Proceeds" and "Principal and Selling Stockholders." This table should be read in conjunction with the Consolidated Financial Statements and Notes appearing elsewhere in this Prospectus.

                                                            DECEMBER 31, 1996
                                                               (UNAUDITED)
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Long-term debt and capitalized leases, less current
 portion.................................................. $ 7,060    $   --
Stockholders' equity:
  Preferred Stock, $.01 par value per share; 5,000,000
   shares authorized, none outstanding....................     --         --
  Common Stock, $.01 par value per share; 45,000,000
   shares authorized; 5,877,732 and 6,769,581 shares
   issued, 5,632,326 and 6,524,175 shares outstanding(1)..      59         68
  Additional paid-in capital..............................  22,860     29,921
  Foreign currency translation adjustment.................    (267)      (267)
  Retained earnings.......................................  19,695     19,695
    Less: Treasury Stock at cost, 245,406 shares..........  (1,411)    (1,411)
                                                           -------    -------
    Total stockholders' equity............................  40,936     48,006
                                                           -------    -------
       Total capitalization............................... $47,996    $48,006
                                                           =======    =======

--------
(1) Excludes (i) 27,807 shares of Common Stock issued upon exercise of stock options during January 1997, (ii) the issuance of 1,248,649 shares of Common Stock issuable at January 31, 1997 upon the exercise of outstanding options, of which options to purchase 462,225 shares were exercisable as of January 31, 1997, and (iii) 21,739 shares of Common Stock issuable upon exercise of warrants outstanding as of January 31, 1997. See Note 6 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated Statements of Operations data for the five years ended June 30, 1996 and the Balance Sheet data at June 30, 1992, 1993, 1994, 1995 and 1996 are derived from the Consolidated Financial Statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The Statement of Operations and Balance Sheet data for the six months ended December 31, 1995 and 1996 were derived from the Company's unaudited financial statements, which appear elsewhere in this Prospectus, and in the opinion of management of the Company, include all adjustments of a normal and recurring nature necessary for a fair presentation of the results of the periods. Results for the six months ended December 31, 1996 are not necessarily indicative of the results to be expected for the full year. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and related Notes and other financial data included herein.

                                                                       SIX MONTHS ENDED
                                    YEARS ENDED JUNE 30,                 DECEMBER 31,
                          -------------------------------------------  ------------------
                           1992    1993      1994     1995     1996      1995      1996
                          ------- -------  --------  ------- --------  --------  --------
                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                          (UNAUDITED)
STATEMENTS OF OPERATIONS
 DATA:
Revenues
 Digital oscilloscopes
  and related products..  $42,486 $42,812  $ 47,627  $65,785 $ 86,061  $ 39,945  $ 49,016
 High energy physics
  products..............   15,428  15,640    13,519   12,277   10,952     5,056     3,597
 Service and other (1)..    2,003   2,835     2,696    4,210    4,478     2,212     2,546
                          ------- -------  --------  ------- --------  --------  --------
 Total..................   59,917  61,287    63,842   82,272  101,491    47,213    55,159
Cost of sales (2).......   26,568  26,930    28,252   37,777   45,545    21,439    23,958
                          ------- -------  --------  ------- --------  --------  --------
 Gross profit...........   33,349  34,357    35,590   44,495   55,946    25,774    31,201
Selling, general and
 administrative
 expenses...............   22,626  23,029    22,831   27,950   34,623    16,006    18,505
Research and development
 expenses...............    9,299   9,736     8,770   10,315   12,639     6,316     7,279
Restructuring costs
 (3)....................      --      --        930      --       --        --        --
                          ------- -------  --------  ------- --------  --------  --------
 Operating income.......    1,424   1,592     3,059    6,230    8,684     3,452     5,417
Technology dispute
 settlement costs (4)...      --      278     2,073      --       --        --        --
Other (income) expenses,
 net....................    1,100   1,434     1,694    2,212      134       439      (303)
                          ------- -------  --------  ------- --------  --------  --------
 Income (loss) before
  income taxes and
  extraordinary charge..      324    (120)     (708)   4,018    8,550     3,013     5,720
Provision for income
 taxes..................      124      30       331    1,408    2,992     1,055     1,998
                          ------- -------  --------  ------- --------  --------  --------
 Income (loss) before
  extraordinary charge..      200    (150)   (1,039)   2,610    5,558     1,958     3,722
Extraordinary charge for
 early retirement of
 debt (5)...............      --      --        --       --    (1,300)   (1,300)      --
                          ------- -------  --------  ------- --------  --------  --------
 Net income (loss)......  $   200 $  (150) $ (1,039) $ 2,610 $  4,258  $    658  $  3,722
                          ======= =======  ========  ======= ========  ========  ========
Income (loss) per share
 before extraordinary
 charge.................  $   .04 $  (.03) $   (.24) $   .56 $    .93  $    .36  $    .54
Extraordinary charge....      --      --        --       --      (.22)     (.24)      --
                          ------- -------  --------  ------- --------  --------  --------
 Net income (loss) per
  share.................  $   .04 $  (.03) $   (.24) $   .56 $    .71  $    .12  $    .54
                          ======= =======  ========  ======= ========  ========  ========
Weighted average number
 of common shares and
 common equivalent
 shares (6).............    4,628   4,418     4,407    4,683    5,953     5,383     6,899
                          ======= =======  ========  ======= ========  ========  ========

                                         JUNE 30,
                          --------------------------------------- DECEMBER 31,
                           1992    1993    1994    1995    1996       1996
                          ------- ------- ------- ------- ------- ------------
                                      (IN THOUSANDS)
                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Working capital.......... $16,056 $16,818 $13,120 $21,791 $32,041   $37,120
Total assets.............  36,398  35,252  39,477  49,836  62,400    70,487
Total debt and
 capitalized leases......  12,607  12,530  15,235  18,042   5,673     7,787
Total stockholders'
 equity..................  13,477  12,518  12,820  17,440  37,472    40,936

--------
(1) Service and other includes sales of product upgrades.
(2) Included in cost of sales since 1995 are recurring technology license royalties pursuant to an agreement settling certain litigation. See "Risk Factors--Technology Dispute Settlement and License Agreement" and "Business--Intellectual Property Rights."

(3) Restructuring costs were incurred in fiscal 1994 due to a restructuring of the Company's worldwide sales organization and the closure of its research facility in the United Kingdom.
(4) Included in technology dispute settlement costs in fiscal 1993 and fiscal 1994 are certain legal fees and related expenses and also in fiscal 1994 a $1.5 million payment related to the settlement referred to in Note 2 above.
(5) Reflects the write-off in the second quarter of 1996 of $1.3 million of deferred financing costs due to the early retirement of debt.
(6) See "Per Share Information" in Note 1 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Since the Company's founding in 1964, the Company has been designing, manufacturing and selling high performance signal analyzers to scientists engaged in HEP research. Since calendar year 1983, the Company has applied its HEP technology to the design and development of digital oscilloscopes, its principal product. Digital oscilloscopes are signal analyzers that capture electronic signals, convert them to digital form and perform sophisticated measurements and analyses. The Company's digital oscilloscope products are used by design engineers and researchers in a broad range of industries, including electronics, computers and communications.

  In 1985, the Company introduced its first digital oscilloscope product. Commencing in fiscal 1994, the Company began to focus its digital oscilloscope product offerings on the high end market, which has resulted in a significant increase in revenues. The Company's total revenues were $63.8 million, $82.3 million and $101.5 million for the fiscal years ended June 30, 1994, 1995 and 1996, respectively, and $55.2 million for the six months ended December 31, 1996. Sales of digital oscilloscopes and related products grew from approximately 75% of the Company's total revenues for fiscal year 1994 to approximately 89% of the Company's total revenues for the six months ended December 31, 1996.

  In 1993, the Company adopted a performance improvement strategy pursuant to which the Company hired new managers, including a new Chief Executive Officer, to supplement the existing management team. As part of the performance improvement strategy, the Company's worldwide sales organization was restructured, the Company's United Kingdom research and development facility was closed and the Company's product offerings were streamlined to focus primarily on a single family of high-performance digital oscilloscopes, the 9300 series. In fiscal 1997, the Company expanded its high-end market product offerings with a second family of products, the LC series of digital oscilloscopes. The primary focus on high-performance products, together with management's continued emphasis on operational improvements, have resulted in efficiency gains in product development, manufacturing, marketing, sales and service. These factors, together with an increase in revenues, have contributed to an increase in operating margin from 4.8% for fiscal year 1994 to 8.5% for fiscal year 1996 and 9.8% for the six months ended December 31, 1996. The Company believes that certain models of its 9300 series and LC series offer the highest sampling rate, and others the longest record length, available to date in the digital oscilloscope market.

  The Company's original digital oscilloscope technology was derived from its historical efforts in developing products for high energy physics ("HEP") research. Since its founding in 1964, the Company has designed and manufactured signal analyzers for a number of leading HEP research laboratories. The Company's signal analyzers were used in Nobel Prize winning experiments at CERN (Centre Europeen pour la Recherche Nucleaire) near Geneva, Switzerland and the Brookhaven National Laboratory in Upton, New York. Sales of HEP products have been declining and accounted for approximately 21%, 15% and 11% of the Company's total revenues for the fiscal years ended June 30, 1994, 1995 and 1996, respectively, and 7% of the Company's total revenues for the six months ended December 31, 1996. The Company expects the decline in HEP revenues to continue. As a consequence, in January 1997 the Company adopted a strategic business plan to reduce costs and improve asset utilization in its HEP business. Under this plan, the Company is redirecting its engineering resources within this business unit to focus principally on the development and sale of signal analysis chip sets and subsystems for HEP applications as well as new commercial applications. In connection with the plan, the Company expects to take a series of reorganization actions resulting in write-downs, principally for inventory and other asset revaluations, and employee severance. The restructuring plan is expected to be completed by the end of December 1997 and to result in a charge to fiscal 1997 third quarter results of an estimated $3.9 million ($2.5 million after taxes).

  The Company has manufacturing facilities in both the United States and Switzerland and purchases parts, components and sub-assemblies from a variety of vendors around the world in a variety of currencies and sells its products around the world in a variety of currencies. This subjects the Company to certain risks including fluctuations in foreign currency exchange rates, changes in government policies and legal and regulatory requirements, political instability, transportation delays and the imposition of tariffs and export controls. For information with respect to the risks arising from fluctuations in foreign currency exchange rates and certain measures adopted by the Company in an effort to mitigate to a degree such risks, see "Risk Factors--International Operations and Foreign Currency Exchange Risks" and "Business--Foreign Currency Exchange."

  In response to the continuing decline in HEP manufacturing and revenues and in an effort to increase absorption of the fixed costs of its Chestnut Ridge facility, in June 1995, the Company commenced manufacturing at such facility its Model 935X digital oscilloscope to supplement its manufacturing operations in Geneva. In fiscal 1996 and 1997, the Company has increased oscilloscope production at Chestnut Ridge to include its Model 938X and its newest digital model oscilloscope, the Model LC574. This higher production volume has increased operating efficiencies at Chestnut Ridge and has generated operating income for the six months ended December 31, 1996, as opposed to an approximately break-even level of area operating income (loss) for fiscal 1996 in such geographic area. See Note 8 of Notes to Consolidated Financial Statements. However, the reorganization actions anticipated in the third quarter of fiscal 1997 related to the HEP business, together with costs associated with continued investment in research and development for the LAN monitor product, are expected to result in an operating loss for the Company's U.S. operations for the full fiscal year ended June 30, 1997.

  The Company anticipates using a portion of the net proceeds of the Offering to repay the remaining outstanding advances under its floating-rate multicurrency revolving credit facility ($7.0 million as of December 31, 1996, bearing interest at an interest rate of approximately 8.25% as of such date). Amounts repaid under the multicurrency revolving credit facility may be reborrowed subject to the terms and conditions thereof. Any remaining net proceeds from the Offering will be used for general corporate purposes and may be used to fund development or acquisitions of complementary businesses, products or technologies, although there are no commitments or understandings with respect to any such transactions. Pending such uses, the Company intends to invest the net proceeds in United States government securities or other short-term, investment-grade, interest-bearing securities.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the percentage of total revenues represented by each line item in the Company's statement of operations:

                                                            SIX MONTHS ENDED
                                   YEARS ENDED JUNE 30,       DECEMBER 31,
                                   -----------------------  ------------------
                                    1994     1995    1996     1995      1996
                                   ------   ------  ------  --------  --------
Revenues
  Digital oscilloscopes and
   related products...............   74.6%    80.0%   84.8%     84.6%     88.9%
  High energy physics products....   21.2     14.9    10.8      10.7       6.5
  Service and other...............    4.2      5.1     4.4       4.7       4.6
                                   ------   ------  ------  --------  --------
    Total.........................  100.0    100.0   100.0     100.0     100.0
Cost of sales.....................   44.3     45.9    44.9      45.4      43.4
                                   ------   ------  ------  --------  --------
  Gross profit....................   55.7     54.1    55.1      54.6      56.6
Selling, general and
 administrative expenses..........   35.8     34.0    34.1      33.9      33.6
Research and development
 expenses.........................   13.7     12.5    12.5      13.4      13.2
Restructuring costs...............    1.4      --      --        --        --
                                   ------   ------  ------  --------  --------
  Operating income................    4.8      7.6     8.5       7.3       9.8
Technology dispute settlement
 costs............................    3.2      --      --        --        --
Other (income) expenses, net......    2.7      2.7     0.1       0.9      (0.6)
                                   ------   ------  ------  --------  --------
  Income (loss) before income
   taxes and extraordinary
   charge.........................   (1.1)     4.9     8.4       6.4      10.4
Provision for income taxes........    0.5      1.7     2.9       2.2       3.7
                                   ------   ------  ------  --------  --------
  Income (loss) before
   extraordinary charge...........   (1.6)     3.2     5.5       4.2       6.7
Extraordinary charge for early
 retirement of debt...............    --       --     (1.3)     (2.8)      --
                                   ------   ------  ------  --------  --------
  Net income (loss)...............   (1.6)%    3.2%    4.2%      1.4%      6.7%
                                   ======   ======  ======  ========  ========

 Comparison of Six Months Ended December 31, 1996 and 1995

  Total revenues increased to $55.2 million in the six months ended December 31, 1996 from $47.2 million for the six months ended December 31, 1995, or 17%, and represented record mid-year revenues for the Company. Revenues increased primarily as a result of an increase in unit sales of digital oscilloscopes and related products. For the six months ended December 31, 1996, an increase in revenues in the United States and the rest of the world other than Europe (principally Japan and the rest of Asia) was partially offset by a decrease in revenues in Europe, as compared to the six months ended December 31, 1995. The trends with respect to geographic area revenues have continued to date in the Company's third fiscal quarter.

  The increase in revenues was also offset in part by approximately $2.3 million for the six months ended December 31, 1996 attributable to the net impact of the strengthening of the United States dollar versus the Japanese yen, Swiss franc, French franc and German deutschemark, as compared to the exchange rates prevailing in the same period of the prior fiscal year. Based on exchange rates as of the date of this Prospectus, the Company expects that revenues will continue to be adversely impacted by the strengthening of the U.S. dollar.

  Revenues from sales of digital oscilloscopes and related products increased to $49.0 million for the six months ended December 31, 1996 from $39.9 million for the six months ended December 31, 1995, an increase of 23%. This increase in revenues was primarily attributable to a 25% increase in unit sales of the higher-end products in the Company's 9300 series of digital oscilloscopes, including the Model 938X introduced in June 1996, together with sales of the LC334/534 series of color digital oscilloscopes first introduced in the second quarter of fiscal 1997. In addition, there was a marginal increase in average selling prices for the Company's digital oscilloscopes and related products.

  Revenues from sales of HEP products declined 29% to $3.6 million in the six months ended December 31, 1996 from $5.1 million in the comparable prior year period. The Company in recent years has experienced a continuing decrease in HEP revenues due to a variety of factors, including a decline in United States government funding for defense and the phase-out of the Company's digitizer products. The Company believes that revenues from sales of HEP products, which represented approximately 7% of total revenues for the six months ended December 31, 1996 as compared to approximately 11% of total revenues in the same period of fiscal 1996, are expected to continue to represent a declining portion of its total revenues in the future, attributable in part to lower anticipated order volumes. As a consequence, in January 1997 the Company adopted a strategic business plan to reduce costs and improve asset utilization in its HEP business. Under this plan, the Company is redirecting its engineering resources within this business unit to focus principally on the development and sale of signal analysis chip sets and subsystems for HEP applications as well as new commercial applications. In connection with the plan, the Company expects to take a series of reorganization actions resulting in write-downs, principally for inventory and other asset revaluations, and employee severance. The restructuring plan is expected to be completed by the end of December 1997 and result in a charge to fiscal 1997 third quarter results of an estimated $3.9 million ($2.5 million after taxes).

  Service and other revenues increased to $2.5 million for the six months ended December 31, 1996 from $2.2 million in the comparable prior year period, or 15%, due primarily to the increase in sales of digital oscilloscopes and related products.

  Gross profit for the six months ended December 31, 1996 was 56.6% of revenues, compared to 54.6% for the comparable prior year period. This growth was due primarily to increased revenues from higher sales volume of certain higher margin 9300 series and LC series digital oscilloscopes and reduced HEP sales, which carry a lower margin, coupled with reduced material costs and increased operating efficiencies at the Company's manufacturing facility in Chestnut Ridge, New York.

  As a percentage of total revenues, selling, general and administrative expenses declined to 33.6% for the six months ended December 31, 1996 compared to 33.9% for the six months ended December 31, 1995. Selling, general and administrative expenses increased in absolute dollar terms as the Company expanded sales management and staff at each of its regional sales headquarters and incurred additional sales commissions due to higher sales volume and the expansion of administrative management and support staff.

  Research and development expenses increased to $7.3 million in the six months ended December 31, 1996 from $6.3 million for the six months ended December 31, 1995, or 15%. This higher level of research and development expenses reflected an increase in connection with introductions of new digital oscilloscopes and related products and continued development of a LAN monitor. See "Business--Research and Development." As a percentage of total revenues, research and development expenses were 13.2% in the six months ended December 31, 1996 compared to 13.4% for the six months ended December 31, 1995.

  Operating income increased 57% to $5.4 million for the six months ended December 31, 1996 from $3.5 million for the six months ended December 31, 1995. As a percentage of total revenues, operating income was 9.8% for the six months ended December 31, 1996 as compared to 7.3% for the six months ended December 31, 1995. The increase in operating income was due primarily to increased revenues in the current year coupled with improved operating efficiencies and other factors listed above.

  Net interest and financing charges, included in other (income) expenses, net, decreased to $306,000 for the six months ended December 31, 1996 compared to $576,000 for the six months ended December 31, 1995. The decrease was due primarily to reduced levels of outstanding debt, paid with funds received in the second quarter of fiscal 1996 from the Company's initial public offering. Other (income) expenses, net, in the six month periods ended December 31, 1996 and 1995 included currency exchange gains of approximately $609,000 and $137,000, respectively.

  The Company's effective income tax rate for the six months ended December 31, 1996 was 35%. Currently, the Company's Swiss subsidiary operates under a tax agreement with the Canton of Geneva pursuant to which the effective tax rate on income with respect to such subsidiary is approximately 15%. This agreement is in effect through the fiscal year ended June 30, 2000.

  Income before extraordinary charge increased 90% to $3.7 million for the first half of fiscal 1997 compared to $2.0 million in the comparable prior year period. Income before extraordinary charge for the first half of fiscal 1997 as a percentage of total revenues was 6.7% compared to 4.2% for the comparable prior year period. The improvement in fiscal 1997 was due primarily to increased revenues, improved gross margins, lower interest costs and favorable exchange gains.

 Comparison of Fiscal Years 1996 and 1995

  Total revenues increased to $101.5 million in 1996 from $82.3 million in 1995, or 23%, and represented record full-year revenues for the Company. Revenues increased primarily as a result of an increase in sales of higher margin digital oscilloscopes and related products. On a geographic basis, total revenues increased to $42.2 million in 1996 from $35.8 million in 1995, or 18%, in the United States, to $42.3 million in 1996 from $33.3 million in 1995, or 27%, in Europe and to $17.0 million in 1996 from $13.2 million in 1995, or 29%, in the rest of the world, principally Japan and the rest of Asia.

  Revenues from sales of digital oscilloscopes and related products increased to $86.1 million in 1996 from $65.8 million in 1995, or 31%. Sales of digital oscilloscopes and related products, in terms of units, increased to approximately 6,000 in 1996 from approximately 5,100 in 1995, or 18%. This increase in revenues and units was primarily attributable to an increase in sales of the higher-end products in the Company's 9300 series of digital oscilloscopes which, in terms of units, increased to approximately 5,300 in 1996 from approximately 4,000 in 1995, or 33%. Average selling prices of digital oscilloscopes and related products increased by 11% as compared to 1995 principally as a result of a continuing change in the Company's product mix towards higher-end products.

  Revenues from sales of HEP products decreased to $11.0 million in 1996 from $12.3 million in 1995, or 11%. The Company in recent years has experienced a continuing decrease in HEP revenues due to a variety of factors, including a decline in United States government funding for defense and the phase-out of the Company's digitizer products. The Company believes that revenues from sales of HEP products, which represented approximately 11% of total revenues in 1996 as compared to approximately 15% of total revenues in 1995, are likely to continue to represent a declining portion of its total revenues in the future, attributable in part to lower anticipated order volumes.

  Service and other revenues increased to $4.5 million in 1996 from $4.2 million in 1995, or 6%, due primarily to the continued increase in marketing of service and support programs for digital oscilloscopes and related products and increased sales of upgrades for such products.

  Gross profit for fiscal 1996 was 55.1% of revenues compared to 54.1% for the prior year. This growth was due primarily to increased revenues from higher sales volume of certain higher margin 9300 series digital oscilloscopes, coupled with increased operating efficiencies at the Company's manufacturing facility in Chestnut Ridge, New York. Approximately $933,000 of the increase in cost of sales for 1996 was attributable to the weakening United States dollar versus the Swiss franc as compared to the exchange rates prevailing in 1995.

  Selling, general and administrative expenses increased to $34.6 million in 1996 from $28.0 million in 1995, or 24%. As a percentage of total revenues, selling, general and administrative expenses was 34.1% in 1996 compared to 34.0% in 1995. These expenses increased as the Company expanded sales management and support staff at its European, Asian and United States regional sales headquarters and incurred additional sales commissions due to higher sales volume and the hiring of additional administrative support staff. Approximately $781,000 of the increase in selling, general and administrative expense in 1996 was attributable to the weakening of the U.S. dollar versus the Swiss franc as compared to the exchange rates prevailing in 1995.

  Research and development expenses increased to $12.6 million in 1996 from $10.3 million in 1995, or 22%. This higher level of research and development expenses reflects an increase in expenditures for prototype and development costs of custom integrated circuits for use in digital oscilloscopes and related products and initial development of a LAN monitor. As a percentage of total revenues, research and development expenses were 12.5% in both 1996 and 1995. The Company's objective is to maintain annual research and development expenses at approximately 12% to 13% of total revenues.

  Operating income increased to $8.7 million in 1996 from $6.2 million in 1995, or 39%. As a percentage of total revenues, operating income was 8.5% in 1996 as compared to 7.6% in 1995. The increase in operating income was due primarily to increased revenues in 1996 as compared to 1995 coupled with improved operating efficiencies and other factors listed above.

  Net interest and financing charges, included in other (income) expenses, net, decreased to $672,000 in 1996 from $1.5 million in 1995, or 56%. The decrease in fiscal 1996 was due primarily to reduced levels of debt, paid down from funds received in the second quarter of fiscal 1996 from the Company's initial public offering. Average borrowing levels were $7.6 million in 1996 as compared to $16.6 million in 1995. Operating results in fiscal 1996 and 1995 included currency exchange gains (losses) of approximately $539,000 and ($684,000), respectively.

  The Company's effective income tax rate for 1996 was 35%. Currently, the Company's Swiss subsidiary operates under a tax agreement with the Canton of Geneva pursuant to which the effective tax rate on income with respect to such subsidiary was approximately 15% in 1996. This agreement is in effect through the fiscal year ended June 30, 2000.

  During fiscal 1996, an extraordinary charge of $1.3 million was incurred relating to the write-off of deferred financing costs associated with the early retirement of debt paid from the proceeds received from the Company's initial public offering.

  Income before extraordinary charge increased 113% to $5.6 million in 1996, representing record full-year earnings for the Company, compared to net income of $2.6 million for 1995. Income before extraordinary charge in 1996, as a percentage of total revenues, was 5.5% compared to 3.2% in 1995. The improvement in 1996 was due primarily to increased revenues, improved operating efficiencies and operating margins and the gain on currency exchange.

 Comparison of Fiscal Years 1995 and 1994

  Total revenues increased to $82.3 million in 1995 from $63.8 million in 1994, or 29%, primarily as a result of an increase in sales of digital oscilloscopes and related products. On a geographic basis, total revenues increased to $35.8 million in 1995 from $29.4 million in 1994, or 22%, in the United States, to $33.3 million in 1995 from $26.1 million in 1994, or 28%, in Europe and to $13.2 million in 1995 from $8.4 million in 1994, or 58%, in the rest of the world, principally Japan and the rest of Asia.

  Revenues from sales of digital oscilloscopes and related products increased to $65.8 million in 1995 from $47.6 million in 1994, or 38%. Sales of digital oscilloscopes and related products, in terms of units, increased to approximately 5,100 in 1995 from approximately 3,900 in 1994, or 30%. This increase in revenues and units was primarily attributable to an increase in sales of the Company's 9300 series of digital oscilloscopes which, in terms of units, increased to approximately 4,000 in 1995 from approximately 2,900 in 1994, or 37%. Average selling prices of digital oscilloscopes and related products increased by 7% as compared to 1994 principally as a result of a change in the Company's product mix towards higher-end products.

  Revenues from sales of HEP products decreased to $12.3 million in 1995 from $13.5 million in 1994, or 9%. The Company in recent years has experienced a continuing decrease in HEP revenues due to a variety of factors, including a decline in United States government funding for defense and the phase-out of the Company's digitizer products. Revenues from sales of HEP products represented approximately 15% of total revenues in 1995 as compared to approximately 21% of total revenues in 1994.

  Service and other revenues increased to $4.2 million in 1995 from $2.7 million in 1994, or 56%, due primarily to increased marketing of service and support programs for digital oscilloscopes and related products and increased sales of upgrades for such products.

  Approximately $3.3 million of the increase in total revenues for 1995 was attributable to the net impact of the weakening of the United States dollar versus the Japanese yen, Swiss franc and German deutschemark, offset in part by the strengthening of the United States dollar versus the Italian lira, in each case as compared to the exchange rates prevailing in 1994.

  Gross profit increased to $44.5 million in 1995 from $35.6 million in 1994, or 25%. This growth was due primarily to increased revenues from sales of the Company's 9300 series of digital oscilloscopes, manufactured at the Company's facility in Geneva, Switzerland. The gross profit margin decreased to 54.1% in 1995 from 55.7% in 1994 due principally to the inclusion in 1995 of technology license royalties of approximately $700,000, or 1% of total revenue, the under-utilization of the Company's Chestnut Ridge, New York manufacturing facility resulting from the phase-out of older generation oscilloscopes, the reduction in sales of digitizer products produced in Chestnut Ridge and a change in product mix (including service revenues). In an effort to increase absorption of the fixed costs of the Chestnut Ridge facility, in June 1995 the Company commenced manufacturing at such facility of its Model 935x digital oscilloscope to supplement its manufacturing operations in Geneva. Approximately $1.6 million of the increase in cost of sales for 1995 was attributable to the weakening of the United States dollar versus the Swiss franc and the Japanese yen as compared to the exchange rates prevailing in 1994.

  Selling, general and administrative expenses increased to $28.0 million in 1995 from $22.8 million in 1994, or 22%. However, as a percentage of total revenues, selling, general and administrative expenses decreased to 34.0% in 1995 from 35.8% in 1994. Selling expenses increased approximately $2.4 million as the Company expanded management and support staff at its European, Asian and United States regional sales headquarters and hired additional sales engineers in Japan. General and administrative expenses also increased by approximately $800,000 due principally to the hiring of additional administrative support staff and improvements made to the Company's information systems. In addition, selling, general and administrative expenses increased by approximately $700,000 principally due to higher advertising and promotional expenses related to the 9300 series of digital oscilloscopes. Approximately $1.3 million of the increase in selling, general and administrative expenses in 1995 was attributable principally to the weakening of the United States dollar versus the Swiss franc and Japanese yen as compared to the exchange rates prevailing in 1994.

  Research and development expenses increased to $10.3 million in 1995 from $8.8 million in 1994, or 17%. This higher level of research and development expenses reflects an increase in expenditures for the development of custom integrated circuits for use in digital oscilloscopes and related products to $1.5 million in 1995 from $700,000 in 1994. As a percentage of total revenues, research and development expenses decreased to 12.5% in 1995 from 13.7% in 1994. This percentage decrease was due primarily to a significant growth in revenues and slower growth in overall research and development expenses.

  Operating income increased to $6.2 million in 1995 from $3.1 million in 1994, or 104%. As a percentage of total revenues, operating income was 7.6% in 1995 as compared to 4.8% in 1994. The increase in operating income was due primarily to the factors noted above as well as the absence in 1995 of the restructuring costs incurred in 1994.

  Net interest and financing charges, included in other (income) expenses, net, increased to $1.5 million in 1995 from $1.2 million in 1994, or 29%, due primarily to higher average levels of debt outstanding. Average borrowing levels were $16.6 million in 1995 as compared to $13.8 million in 1994. Operating results in fiscal 1995 and 1994 included currency losses of approximately $684,000 and $512,000, respectively.

  The Company's effective income tax rate for 1995 was 35%. The Company's Swiss subsidiary operates under a tax agreement with the Canton of Geneva pursuant to which the effective tax rate on income with respect to such subsidiary was approximately 12% in 1995. This agreement is in effect through the fiscal year ended June 30, 2000.

  Net income increased to $2.6 million in 1995 from a net loss of $1.0 million for 1994. Net income in 1995 as a percentage of total revenues was 3.2%; in 1994, the net loss represented (1.6)% of total revenues. The improvement in 1995 was due primarily to the factors noted above as well as the incurrence in 1994 of the $1.5 million initial settlement payment included under technology dispute settlement costs.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

  The following table presents unaudited quarterly operating results for the Company for the four quarters of each of fiscal years 1995 and 1996, and for the first two quarters of fiscal year 1997. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements contained in this Prospectus and includes all adjustments (consisting of only normal recurring accruals) that management considers necessary for a fair presentation of the results for such periods. Such quarterly results are not necessarily indicative of the results of operations for any future period.

                                                                QUARTERS ENDED
                         ----------------------------------------------------------------------------------------------
                                   FISCAL YEAR 1995                     FISCAL YEAR 1996              FISCAL YEAR 1997
                         ------------------------------------ -------------------------------------  ------------------
                         SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,  MAR. 31, JUNE 30,  SEPT. 30, DEC. 31,
                           1994      1994     1995     1995     1995      1995      1996     1996      1996      1996
                         --------- -------- -------- -------- --------- --------  -------- --------  --------- --------
                                                  (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Revenues
 Digital oscilloscopes
  and related
  products.............   $13,699  $15,441  $17,639  $19,006   $18,392  $21,553   $22,436  $23,680    $23,397  $25,619
 High energy physics
  products.............     2,492    3,267    2,758    3,760     2,819    2,237     2,972    2,924      1,836    1,761
 Service and other.....       839    1,005    1,169    1,197     1,189    1,023     1,132    1,134      1,164    1,382
                          -------  -------  -------  -------   -------  -------   -------  -------    -------  -------
 Total.................    17,030   19,713   21,566   23,963    22,400   24,813    26,540   27,738     26,397   28,762
Cost of sales..........     7,634    9,044    9,969   11,130    10,283   11,156    11,797   12,309     11,520   12,438
                          -------  -------  -------  -------   -------  -------   -------  -------    -------  -------
 Gross profit..........     9,396   10,669   11,597   12,833    12,117   13,657    14,743   15,429     14,877   16,324
Selling, general and
 administrative
 expenses..............     6,066    6,827    7,135    7,922     7,685    8,321     9,211    9,406      9,132    9,373
Research and
 development expenses..     2,296    2,487    2,450    3,082     3,129    3,187     3,155    3,168      3,516    3,763
                          -------  -------  -------  -------   -------  -------   -------  -------    -------  -------
 Operating income......     1,034    1,355    2,012    1,829     1,303    2,149     2,377    2,855      2,229    3,188
Other (income)
 expenses, net.........       601      353      700      558       307      132        47     (352)      (154)    (149)
                          -------  -------  -------  -------   -------  -------   -------  -------    -------  -------
Income before taxes and
 extraordinary charge..       433    1,002    1,312    1,271       996    2,017     2,330    3,207      2,383    3,337
Provision for income
 taxes.................       152      351      460      445       349      706       815    1,122        830    1,168
                          -------  -------  -------  -------   -------  -------   -------  -------    -------  -------
Income before
 extraordinary charge..       281      651      852      826       647    1,311     1,515    2,085      1,553    2,169
Extraordinary charge
 for early retirement
 of debt...............       --       --       --       --        --     1,300       --       --         --       --
                          -------  -------  -------  -------   -------  -------   -------  -------    -------  -------
Net income.............   $   281  $   651  $   852  $   826   $   647  $    11   $ 1,515  $ 2,085    $ 1,553  $ 2,169
                          =======  =======  =======  =======   =======  =======   =======  =======    =======  =======
Income per share before
 extraordinary charge..   $   .06  $   .14  $   .18  $   .18   $   .14  $   .21   $   .24  $   .32    $   .23  $   .31
Extraordinary charge...       --       --       --       --        --      (.21)      --       --         --       --
                          -------  -------  -------  -------   -------  -------   -------  -------    -------  -------
Net income per share...   $   .06  $   .14  $   .18  $   .18   $   .14  $   --    $   .24  $   .32    $   .23  $   .31
                          =======  =======  =======  =======   =======  =======   =======  =======    =======  =======
Weighted average number
 of common shares and
 common equivalent
 shares................     4,693    4,688    4,679    4,672     4,632    6,212     6,439    6,544      6,740    6,999
                          =======  =======  =======  =======   =======  =======   =======  =======    =======  =======

  The following table sets forth certain revenue and expense items as a percentage of total revenues for the indicated quarterly period:

                                                                QUARTERS ENDED
                         --------------------------------------------------------------------------------------------
                                   FISCAL YEAR 1995                     FISCAL YEAR 1996            FISCAL YEAR 1997
                         ------------------------------------ ------------------------------------ ------------------
                         SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,
                           1994      1994     1995     1995     1995      1995     1996     1996     1996      1996
                         --------- -------- -------- -------- --------- -------- -------- -------- --------- --------
                                                  (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Revenues
 Digital oscilloscopes
  and related
  products.............     80.5%    78.3%    81.8%    79.3%     82.1%    86.9%    84.5%    85.4%     88.6%    89.1%
 High energy physics
  products.............     14.6     16.6     12.8     15.7      12.6      9.0     11.2     10.5       7.0      6.1
 Service and other.....      4.9      5.1      5.4      5.0       5.3      4.1      4.3      4.1       4.4      4.8
                           -----    -----    -----    -----     -----    -----    -----    -----     -----    -----
 Total.................    100.0    100.0    100.0    100.0     100.0    100.0    100.0    100.0     100.0    100.0
Cost of sales..........     44.8     45.9     46.2     46.4      45.9     45.0     44.4     44.4      43.6     43.2
                           -----    -----    -----    -----     -----    -----    -----    -----     -----    -----
 Gross profit..........     55.2     54.1     53.8     53.6      54.1     55.0     55.6     55.6      56.4     56.8
Selling, general and
 administrative
 expenses..............     35.6     34.6     33.1     33.1      34.3     33.5     34.7     33.9      34.6     32.6
Research and
 development expenses..     13.5     12.6     11.4     12.9      14.0     12.8     11.9     11.4      13.3     13.1
                           -----    -----    -----    -----     -----    -----    -----    -----     -----    -----
 Operating income......      6.1      6.9      9.3      7.6       5.8      8.7      9.0     10.3       8.5     11.1
Other (income)
 expenses, net.........      3.6      1.8      3.2      2.3       1.4      0.5      0.2     (1.3)     (0.5)    (0.5)
                           -----    -----    -----    -----     -----    -----    -----    -----     -----    -----
Income before taxes and
 extraordinary charge..      2.5      5.1      6.1      5.3       4.4      8.2      8.8     11.6       9.0     11.6
Provision for income
 taxes.................      0.9      1.8      2.1      1.9       1.5      2.9      3.1      4.1       3.1      4.1
                           -----    -----    -----    -----     -----    -----    -----    -----     -----    -----
Income before
 extraordinary charge..      1.6      3.3      4.0      3.4       2.9      5.3      5.7      7.5       5.9      7.5
Extraordinary charge
 for early retirement
 of debt...............      --       --       --       --        --      (5.3)     --       --        --       --
                           -----    -----    -----    -----     -----    -----    -----    -----     -----    -----
Net income.............      1.6%     3.3%     4.0%     3.4%      2.9%     -- %     5.7%     7.5%      5.9%     7.5%
                           =====    =====    =====    =====     =====    =====    =====    =====     =====    =====

  The Company historically has experienced somewhat lower activity during its first fiscal quarter than in other fiscal quarters due, it believes, principally to the lower level of orders and market activity during the summer months, particularly in Europe. The Company believes this seasonable aspect of its business is likely to continue in the future.

LIQUIDITY AND CAPITAL RESOURCES

  In October 1995, the Company completed an initial public offering of 1,500,000 shares of Common Stock at $12.00 per share, generating net proceeds to the Company of approximately $15.3 million. These net proceeds, combined with net cash generated from operating activities of $8.3 million in fiscal 1996 allowed the Company to reduce funded debt (current debt, long-term debt and capitalized leases) to 13% of total capital at June 30, 1996. This compares to a level of funded debt to total capital ranging from 48% to 54% at the end of fiscal years 1992 through 1995. Funded debt was 16% of total capital at December 31, 1996. The Company had working capital of $21.8 million, $32.0 million and $37.1 million at the end of fiscal 1995 and fiscal 1996 and at December 31, 1996, respectively. Cash and cash equivalent balances of $9.4 million at December 31, 1996 primarily reflected short-term deposits in Europe.

  Cash generated from operating activities was $1.0 million and $8.3 million in fiscal 1995 and fiscal 1996, respectively. Improved operating earnings coupled with significant asset management improvement accounted for the favorable cash flow in fiscal 1996. Cash used in operating activities for the first half of fiscal 1997 amounted to $1.8 million. The use of cash reflected the fact that the increase in earnings was more than offset by increases in accounts receivable, inventory and current assets needed to support revenue growth. Combined accounts receivable and inventories at year-end were 49% of fiscal 1994 revenues compared to 45% of fiscal 1995 revenues and 40% of fiscal 1996 revenues. Combined accounts receivable and inventories as of December 31, 1996 represented 43% of the first half of fiscal 1997 revenues annualized.

  Capital expenditures were $1.5 million, $2.9 million and $3.7 million in fiscal 1994, 1995 and 1996, respectively, and $2.1 million for the first half of fiscal 1997 compared to $1.6 million in the comparable fiscal 1996 period. These capital expenditures were primarily for assembly, research, design and test equipment, facilities improvements and information systems. The Company anticipates that its capital expenditures for all of fiscal 1997 will approximate $7.0 million, primarily for facilities improvement, design and test equipment and information systems, which expenditures are expected to be funded from internally generated cash flow.

  In December 1995, the Company finalized a $15 million unsecured multicurrency credit agreement with several commercial banks, which matures in January 1999. At December 31, 1996, $7.0 million was borrowed under this facility. The Company has met its financial covenants that include maintaining specified financial ratios and positive levels of net income and limitations on capital expenditures and lease obligations. See Note 5 of Notes to Consolidated Financial Statements.

  In addition, the Company maintains certain foreign borrowing and overdraft facilities, principally a three million Swiss franc ($2.4 million using the U.S. dollar/Swiss franc exchange rate as of December 31, 1996) multicurrency revolving credit agreement cancelable upon notice by the bank or the Company. At December 31, 1996, there were no outstanding borrowings under this facility.

  The Company anticipates using a portion of the net proceeds of the Offering to repay the remaining outstanding advances under its multicurrency revolving credit facility ($7.0 million as of December 31, 1996, bearing interest at an interest rate of 8.25% as of such date). See "Use of Proceeds."

  The Company anticipates that the net proceeds of this Offering, amounts available under its multicurrency revolving credit facility, cash on hand and internally generated cash flow will be sufficient to fund working capital and capital expenditure requirements for at least the next twelve months.

                                   BUSINESS

  LeCroy Corporation develops, manufactures and sells signal analyzers, principally high-performance digital oscilloscopes, and related products. Digital oscilloscopes capture electronic signals, convert them to digital form and perform sophisticated measurements and analyses. The Company's digital oscilloscope products are used by design engineers and researchers in a broad range of industries, including electronics, computers and communications.

  The Company's original digital oscilloscope technology was derived from its historical efforts in developing products for scientists engaged in HEP research. Since its founding in 1964, the Company has designed and manufactured signal analyzers for a number of leading HEP research laboratories. The Company's signal analyzers were used in Nobel Prize-winning experiments at CERN (Centre Europeen pour la Recherche Nucleaire) near Geneva, Switzerland and the Brookhaven National Laboratory in Upton, New York.

  In 1985, the Company introduced its first digital oscilloscope product. Subsequently, the Company expanded its digital oscilloscope product offerings to include a variety of models with a broad range of capabilities to address most segments of the digital oscilloscope market. Commencing in fiscal 1994, the Company began to concentrate its digital oscilloscope product offerings in the high-end market by offering a single high-performance product family, its 9300 series. In fiscal 1997, the Company expanded its high-end market product offering with a second family of products, the LC series of digital oscilloscopes. The Company believes that certain models of its 9300 series and LC series offer the highest sampling rate, and others the longest record length, available to date in the digital oscilloscope market. The Company's shift towards the high end digital oscilloscope market has resulted in a significant increase in revenues. The Company's total revenues were $63.8 million, $82.3 million and $101.5 million for the fiscal years ended June 30, 1994, 1995 and 1996, respectively, and $55.2 million for the six months ended December 31, 1996. Sales of digital oscilloscopes and related products grew from approximately 75% to approximately 89% of the Company's total revenues from fiscal 1994 to the six months ended December 31, 1996.

INDUSTRY BACKGROUND

  Overview. Researchers, engineers and field technicians rely on test and measurement instrumentation such as signal analyzers in designing, developing and servicing electronic equipment. When designing and developing electronic circuits, researchers and engineers use signal analyzers to ensure that the circuits are performing as designed. Field technicians use such instruments to diagnose electronic equipment to determine whether it is performing as intended.

  The most general-purpose test and measurement instrument used for signal analysis is the digital oscilloscope. Digital oscilloscopes are signal analyzers that, like their earlier analog counterparts, can display a representation of an electronic signal's "shape," which is essentially a measure of a signal's voltage as a function of time. Digital oscilloscopes, however, go beyond the capabilities of analog oscilloscopes in that they capture a signal in digital form by sampling it over time and storing the data or measurements in memory. The stored signal can then be viewed later and, more importantly, the instrument can perform various analyses on the stored data.

  During the past few decades, there has been an increasing proliferation of electronics in general and digital electronics in particular. The growth in digital electronics has been driven primarily by the growth in stand-alone computers and related systems, the increase in embedded digital controls within other electronic and electrical devices and the rapid increase in digital communications. Combined with the general growth in the quantity of digital electronics, there has been a substantial increase in processing speed. For example, processing speeds of personal computers have increased dramatically in recent years from about 33 MHz to more than 200 MHz and sophisticated communications equipment transmits data at rates that exceed 1 gigabit per second.

  Signal shape analysis is becoming increasingly important as data rates in applications such as computers, local area networks (LANs) and telecommunications systems increase. Within a given digital circuit, it takes a finite amount of time for a digital signal to change from a "zero" or "off" state to a "one" or "on" state. As digital data rates increase, signals within a circuit may not have sufficient time to cleanly change from a "zero" to a "one" or vice-versa. This distorts, or changes the shape of the digital signal, which can lead to computation or information errors. To identify such problems, engineers use digital oscilloscopes to analyze the signal's shape, which is not generally possible using other measurement and analysis instruments (such as protocol analyzers or logic analyzers).

  Technology. The basic elements of a digital oscilloscope are shown below. They are: (i) an amplifier, which amplifies the input signal so that it can be measured by the oscilloscope; (ii) an analog-to-digital converter ("ADC"), which converts the analog input signal into digital form by translating it into a series of sample points that are then measured and transformed into digital codes representing the signal samples; (iii) an acquisition memory system ("memory"), which stores the resulting digital data; (iv) a processor, which controls the entire system and performs special monitoring and measurement functions; and (v) a display system, which translates the stored data into a graphic display of the original signal shape.


                                    (CHART)


  The following performance measures characterize a digital oscilloscope:

  . BANDWIDTH refers to the highest frequency signal that a digital oscilloscope can capture accurately. Generally expressed in megahertz ("MHz") or gigahertz ("GHz"), bandwidth is a measure of the oscilloscope's ability to respond quickly to changes in the input signal and produce an accurate representation of the signal.

  . SAMPLE RATE refers to the rate at which a digital oscilloscope measures input signals. Generally expressed in megasamples per second ("MS/s") or gigasamples per second ("GS/s"), the higher the sample rate the greater the accuracy of the representation of that signal produced by the digital oscilloscope.

  . RECORD LENGTH refers to the maximum number of samples that a digital oscilloscope can store in memory. Generally expressed as a number of sample points or bytes, record length is a measure of the maximum signal duration that the digital oscilloscope can store in memory at a given sample rate. A digital oscilloscope must have a long enough record length to accommodate the longest-duration input signals the user needs to analyze, at a sample rate high enough to produce accurate representations of those signals.

  . PROCESSING POWER of a digital oscilloscope refers to the instrument's capability to rapidly display the shape of an input signal and analyze its characteristics. The higher the processing power, the more sophisticated the analysis that can be performed by the digital oscilloscope.

  Users require digital oscilloscopes with a certain combination of these attributes best suited to their specific applications. For example, sophisticated telecommunications systems operate at data transmission rates of hundreds of millions of bits per second. To measure and analyze these signals, a digital oscilloscope must have a bandwidth of 1 GHz or greater, a sample rate of several billions of samples per second, long record length and powerful processing capabilities.

  Market. The Company believes that the digital oscilloscope market is generally segmented according to bandwidth, and that with advances in technology, the bandwidth requirements of each market segment will increase. Products in the low-end or commodity segment of the market (less than 200
MHz), cannot capture fast, long, complex signals. Such products typically do not have the appropriate combination of bandwidth, sample rate and memory that is needed for analysis of long complex signals. These instruments typically sell for under $5,000. The high-performance market segment (bandwidth of greater than 200 MHz) is characterized by instruments with high sample rates (from 100 MS/s to 4 GS/s) and long record lengths (from 10,000 to 8 million sample points) and greater processing power to perform more sophisticated analyses. These high-performance digital oscilloscopes typically range in price from $5,000 to $37,500, although certain very high bandwidth oscilloscopes for specialized applications are priced above $37,500.

  According to Prime Data, Inc. ("Prime Data"), an independent industry survey organization, digital oscilloscope sales, excluding handhelds, grew from $586.5 million in 1992 to $755.0 million in 1996. Prime Data estimates that the four largest suppliers of digital oscilloscopes, exclusive of handheld models, and their approximate respective market shares for calendar 1996 were Tektronix with 42.5%, Hewlett-Packard Company with 18.1%, LeCroy with 12.4% and Fluke Corporation with 4.9%.

  The Company's 9300 and LC digital oscilloscope product families are targeted at customers in the high-performance market segment. See "Products and Services."

LECROY PRODUCT ADVANTAGES

  The Company believes that its expertise in signal shape analysis has enabled it to develop digital oscilloscopes that provide key advantages over competitive offerings:

  . HIGH SAMPLE RATES. The Company's advanced acquisition technology, which includes several sophisticated custom components, enables its digital oscilloscopes to make measurements at high sample rates. The Company's Model 9362 offers sample rates of up to 10 GS/s, which the Company believes is the highest sample rate available to date.

  . LONG RECORD LENGTHS. The Company's advanced memory architecture, which includes several sophisticated custom components, enables its digital oscilloscope products to have long record capability. The Company's Models 9384 and LC574 offer record lengths of up to 8 million sample points at 4 GS/s, which the Company believes is the longest record length available to date.

  . POWERFUL PROCESSING CAPABILITY. The Company's multiprocessor architecture in each of its LC models combines a Motorola PowerPC main processor with custom processors designed by the Company. The combination of this advanced multiprocessing technology with the Company's patented data-compaction techniques enables the rapid and accurate display of long signals and the performance of complex analyses.

  . SOPHISTICATED ANALYSIS SOFTWARE. The Company's analysis software options, available either at the time of purchase or as aftermarket upgrades, provide a wide range of capabilities customized for specific end-user applications. By customizing its analysis software, the Company believes that it can provide a total solution to a particular customer's measurement and analysis requirements.

  The Company believes that the high sample rates, long record lengths and powerful hardware and software processing capabilities offered by its various digital oscilloscope products position it to serve industries, such as the data storage and communications industries, that require the ability to measure long, high-speed complex data streams. The Company believes that its ability to offer digital oscilloscope customers products with these advantages at what it believes are competitive prices permits it to compete favorably in its target market segment.

STRATEGY

  The Company's first business objective is to become a leading supplier of high-performance digital oscilloscopes. The Company's second business objective is to participate in broader markets by the use, directly and through licensing and other arrangements with other manufacturers, of LeCroy's core acquisition technology in dedicated signal analyzers. The Company is pursuing the following strategies to achieve these objectives:

  . EXTEND HIGH-PERFORMANCE ACQUISITION TECHNOLOGY. The high-performance acquisition technology that the Company originally developed in the technically demanding HEP market and its continuing investment in research and development have enabled it to develop two families of high-performance digital oscilloscope products, certain models of which feature what the Company believes is the highest sample rate, and others the longest record length, available to date. The Company intends to continue to allocate significant resources to extending these performance advantages.

  . TARGET HIGH-GROWTH INDUSTRIES WITH SOLUTION-FOCUSED OSCILLOSCOPES. The Company's experience with users in certain industries has shown that adding special analysis and processing capabilities to its digital oscilloscopes permits it to offer total solutions for special data measurement and analysis problems. For example, the Company has developed digital oscilloscopes targeted at the particular data measurement and analysis problems of the data storage industry. The Company believes that this strategy was a significant factor in the growth of its sales to this industry, which accounted for approximately 18% of the Company's revenues in its fiscal year ended June 30, 1996. The Company recently introduced solution-focused oscilloscopes for the optical recording and telecommunications industries. The Company intends to target other high growth industries that require solution-focused oscilloscopes.

  . LEVERAGE CORE TECHNOLOGY INTO NEW PRODUCT MARKETS. The Company believes that it is well positioned to leverage its core acquisition technology to develop dedicated signal analyzers for broader markets. The Company has entered into an agreement to sell certain proprietary chip sets to Guzik Technical Enterprises for use in dedicated instruments for data storage devices, such as disk drives, and their components. The Company has also entered into an agreement with Fluke Corporation under which the Company has licensed Fluke to use LeCroy technology in certain handheld scopemeters and low-end digital oscilloscopes. The Company also believes that market opportunities for its signal analyzer products include the networking and telecommunications industries, and the Company is currently in the development stage with respect to a LAN monitor product that would analyze electronic signals in communications networks in order to provide better monitoring and failure-diagnosis capabilities than can be achieved using existing products. In connection with these initiatives, the Company expects to incur continuing research and development and engineering expenses.

  There can be no assurance that the Company will be successful in implementing its strategies, including whether it will be able to leverage its core technologies into new product markets.

PRODUCTS AND SERVICES

  The Company's primary products are its 9300 and LC families of digital oscilloscopes, which are targeted at users who require high performance at competitive prices. The Company also offers a complementary line of signal source products that can be combined with its digital oscilloscopes to create a complete test and measurement system for certain applications. The Company offers a full range of aftermarket service and support for all its products.

  Digital Oscilloscopes and Related Products. The Company's 9300 and LC digital oscilloscope products, which range in list price from approximately $5,000 to approximately $37,500, offer precise measurement and analysis capability for applications such as the design, development and testing of electrical and electronic products. Such applications call for high bandwidths (up to 1.5 GHz), high sample rates (up to 10 GS/s), long record lengths (up to 8 million sample points) and require greater processing capability to perform sophisticated analysis of the input signals. The Company's LC product family features a proprietary color display that facilitates certain visual analyses that cannot be performed with a monochrome scope. In addition, models in the LC series incorporate Motorola's Power PC main processor and other custom processors designed by the Company.

  The Company's 9300 series and LC series consist of the following digital oscilloscope products:

                                                    MAXIMUM RECORD
                      MAXIMUM         MAXIMUM           LENGTH           CALENDAR
                     BANDWIDTH      SAMPLE RATE       (NUMBER OF         YEAR OF
9300 MODEL NUMBER      (MHZ)+        (MS/S)++      SAMPLE POINTS)     INTRODUCTION
-----------------    ----------     -----------     --------------     ------------
     930x                   200          100              200,000          1992
     9361                   300        2,500          500*/25,000          1993
     931x                   400          100            1,000,000          1991
     935x                   500        2,000            8,000,000          1994
     937x                 1,000        2,000            8,000,000          1995
     938x                 1,000        4,000            8,000,000          1996
     9362            750*/1,500       10,000        1,000*/25,000          1995
LC MODEL NUMBER
---------------
     LC334                  500        2,000            8,000,000          1996
     LC534                1,000        2,000            8,000,000          1996
     LC574                1,000        4,000            8,000,000          1997

--------
 + 1,000 MHz = 1 GHz
++ 1,000 MS/s = 1 GS/s
 * At maximum sample rate.

  Most of the models in the table above are available in several configurations offering varying record lengths. The "x" suffix used in the table above denotes a particular product number that is based on the product's configuration. Taking into account all available configurations, the Company offers over 30 different products in the 9300 series and LC series.

  The Company believes that the following features give its 9300 series and LC series products one of the best user interfaces in the digital oscilloscope market:

  . Large, high-resolution amber monochrome or color display, organized in a manner that facilitates easy readout and analysis of displayed data.

  . User-friendly control panel.

  . Main processor with up to 64 MB of random access memory.

  . Flexible options for data storage (floppy disk, PCMCIA memory card, PCMCIA removable hard disk).

  .Optional built-in printer that allows users to produce a print-out of the display at the touch of a button.

  . A standard general-purpose interface bus ("GPIB") that enables the digital oscilloscope to be part of a measurement and analysis system that uses other GPIB-compatible instruments.

  As part of its strategy to focus on its 9300 series and LC series products, the Company is phasing out its other digital oscilloscope product offerings. The Company is continuing to sell its current inventory of these products, sales of which accounted for less than 10% of the Company's total revenues for the fiscal year ended June 30, 1996.

  The Company offers its customers a wide array of post-sale upgrades of important components, such as memory, processor and analysis software, as well as optional features such as mass storage capability and built-in printers. These product upgrades and options allow the Company's customers to add performance and features to adapt their digital oscilloscopes to new measurement and analysis requirements as they arise, which the Company believes reduces the risk of product obsolescence to a certain degree.

  To provide its digital oscilloscope customers with what it believes are total solutions to their data measurement and analysis problems, the Company manufactures and sells a complementary line of signal source products that can create input signals so that an electronic circuit can be evaluated under controlled conditions. Using a digital oscilloscope, an engineer can analyze the shape of the signal within the circuit, compare it to the shape of the "ideal" input signal generated by the signal source and thereby identify problems in the circuit. The Company's primary signal source products are arbitrary waveform generators that allow the user to fully program the shape of the signals generated. For example, an arbitrary waveform generator can be programmed to produce signals that simulate those produced by a hard disk drive head. Its principal arbitrary waveform generator is its Model LW4xx, the list price of which is approximately $19,000. The Company has focused all its development resources on signal analysis products and is no longer investing in signal source products.

  Sales of digital oscilloscopes and related products grew from approximately 75% to approximately 89% of the Company's total revenues from fiscal 1994 to the six months ended December 31, 1996. Sales of products in the Company's 9300 series and LC series (including sales of products in the 9400 series, the predecessor to the 9300 series) grew from approximately 58% to approximately 85% of the Company's total revenues in those fiscal periods.

  The following are examples of specific applications involving the Company's 9300 and LC series digital oscilloscope product families:

  . DATA STORAGE--The computer disk drive industry is continually seeking to apply advanced magnetic storage technology to increase data density and reduce access time. Design engineers in this field require digital oscilloscopes with high sample rates and long record lengths. The Company believes that its Model 9384L and Model LC574L digital oscilloscopes, which feature a maximum sample rate of 4 GS/s and a maximum record length of 8,000,000 sample points, are well suited to such applications. In addition to providing digital oscilloscopes that meet the disk drive industry's requirements for high sample rates and long record lengths, the Company has worked closely with customers in this industry to develop specialized processing software that incorporates advanced algorithms designed specifically for their particular measurement and analysis requirements. The Company believes that the combination of its high-performance data-acquisition technology with this specialized processing capability has been a significant factor in the growth of its sales to this industry.

  . CELLULAR TELEPHONES/PAGERS--In contrast to many other applications, the design of cellular telephones and pagers does not require digital oscilloscopes with high bandwidths or sample rates. This is due to the relatively longer and slower electronic signals associated with these products. It is therefore important that digital oscilloscopes for these applications have long record lengths and the ability to display the captured data in a meaningful and usable format. The Company believes that its Model 9314L digital oscilloscope is particularly well suited to such applications. The Model 9314L has a medium bandwidth and sample rate, but features a maximum record length of 1,000,000 sample points. In addition, the Model

   9314L has the ability to simultaneously display the entire signal as well as an enlarged or "zoomed" view of a portion of the signal.

  . LASERS--A typical laser pulse has a duration on the order of two billionths of a second. To capture and analyze the shape of a laser pulse, a digital oscilloscope must make measurements of its amplitude many times during this period. The Company believes that its Model 9362 is well suited to this application as it has the capability to make precise measurements at the rate of ten billion per second, therefore permitting this oscilloscope to capture accurately the shape of the laser pulse so that it can be analyzed.

  Embedded Signal Analyzers. In February 1997, the Company entered into an agreement to sell certain proprietary chip sets to Guzik Technical Enterprises for use in dedicated instruments for data storage devices, such as disk drives, and their components. Subject to certain minimum purchase requirements, Guzik's rights in these areas are exclusive and preclude the Company from selling products or licensing its technology to others for use in these areas. Guzik is a leader in providing test solutions for the design and production of hard disk drives. Guzik has informed the Company that it will use the Company's high-bandwidth oscilloscope chip sets in test instruments for the disk drive industry, including head testers, media certifiers and servo track writers. Under the agreement with Guzik, the Company received upon execution $1.0 million in fees and anticipates receiving over the next nine months an aggregate of $1.0 million in fees upon delivery of certain prototypes to Guzik. In addition, Guzik is required to purchase at least $500,000 worth of chip sets. The Company also has entered into an agreement with Fluke Corporation under which the Company has licensed Fluke to use LeCroy technology in certain handheld scopemeters and low-end digital oscilloscopes. Subject to certain minimum royalty requirements, Fluke's rights in the handheld scopemeter area are exclusive and preclude the Company from selling handheld scopemeters or licensing others to use LeCroy technology in such products. Pursuant to this agreement, the Company is entitled to the payment of certain royalties commencing in fiscal 1999. See "--Strategy."

  HEP Products. A typical HEP experiment consists of a large assembly of electronics that measures particle energy and speed from up to many hundreds of thousands of particle detectors. These measurements are used to identify individual particles and to study their interactions.

  The Company's HEP product offerings consist of an extensive range of modular products. These products include analog-to-digital converters, which measure particle energy and time-to-digital converters which measure particle speed. The modular nature of these products enables experimenters to select products from the Company's HEP product catalog and combine them in a configuration that provides an overall solution to their particular data measurement and analysis problems.

  Sales of HEP products (including digitizers) accounted for approximately 21%, 15%, 11% and 7% of the Company's total revenues in its fiscal years ended June 30, 1994, 1995 and 1996 and the six months ended December 31, 1996, respectively.

  Service and Aftermarket Products. The Company provides aftermarket support, repair, maintenance and recalibration of installed Company products, as well as installation of a variety of post-sale upgrades and optional features. The Company maintains three major field service centers in Chestnut Ridge, New York (located at the Company's corporate headquarters), Heidelberg, Germany and Osaka, Japan. Sophisticated service on certain key components of the Company's digital oscilloscope products, including on its printed circuit boards, is performed only at the Company's manufacturing facilities in Geneva, Switzerland and Chestnut Ridge, New York. The Company warrants its digital oscilloscopes for three years (two years for digital oscilloscopes sold prior to December 1, 1994), signal source products from one to five years, and HEP products for one year.

CUSTOMERS

  During the three fiscal years ended June 30, 1996 and six months ended December 31, 1996, the Company shipped a total of approximately 16,700 digital oscilloscopes worldwide. The largest group of users of the Company's digital oscilloscopes are electronic product designers and test engineers. Researchers in many scientific disciplines including high-energy physics, medicine, geology, ultrasound and mechanics also use the Company's digital oscilloscopes.

  No single customer accounted for more than 4% of the Company's sales in the fiscal years ended June 30, 1995 and 1996. The Company's top 25 customers, each of which purchased more than $375,000 of products, and all of which together purchased an aggregate of approximately $21.1 million of products in fiscal 1996, consist of the following:

COMPUTERS/DISK DRIVES/PERIPHERALS    GOVERNMENT/MILITARY/AEROSPACE             CONSUMER ELECTRONICS
---------------------------------    -----------------------------             --------------------
 . Hitachi                            . Centre Europeen pour la                 . Mitsubishi
 . International Business Machines      Recherche Nucleaire (CERN)              . Sony
  Corporation                        . Defense Procurement Agency              . Toshiba
 . Iomega                             . Sandia National Labs
 . Maxtor Corporation
 . Quantum Corporation                TELECOMMUNICATIONS                        INDUSTRIAL
                                     ------------------                        ----------
 . Seagate/Conner                     . 3COM                                    . Matsushita
 . Western Digital                    . Motorola, Inc.                          . Philips
                                     . Thomson                                 . Siemens AG
OTHER                                AUTOMOTIVE/TRANSPORTATION
-----                                -------------------------
 . AT&T Capital Corporation           . Bosch
 . Bruker Instruments                 . Hyundai Electronics Industries Co., Ltd
 . Fujitsu Limited
 . Telogy Incorporated

SALES, MARKETING AND DISTRIBUTION

  The Company maintains a direct sales force of highly trained, technically sophisticated sales engineers who are knowledgeable in the use of signal analyzers in general and the features and advantages of the Company's products in particular. In addition, particularly because of the Company's focus on high-performance digital oscilloscopes, the Company believes that its sales engineers are skilled in performing product demonstrations for current and prospective customers. The Company believes it has a competitive advantage in sales situations in which its sales engineers have the opportunity to demonstrate the advantages of the Company's digital oscilloscopes; accordingly, such demonstrations are an integral part of the Company's sales strategy.

  The Company sells its digital oscilloscope products through its own direct sales force in the United States, Europe and Japan with regional sales headquarters located in Chestnut Ridge, New York, Heidelberg, Germany and Osaka, Japan. As of December 31, 1996, the Company's direct sales force consisted of 65 sales engineers directed by eight regional managers worldwide. The Company is currently in the process of evaluating the integration of its HEP sales force into its digital oscilloscope sales force. The Company also uses manufacturer's representatives in support of its direct selling efforts and in territories where the sales potential does not currently justify the maintenance of a direct sales force. In addition, in Japan the Company maintains a strategic alliance with Iwatsu Electric Co. Ltd., a Japanese communications and test-and-measurement company that sells and distributes some of the Company's products under the "Iwatsu/LeCroy" and "Iwatsu" labels.

  The Company recently has reorganized and expanded its marketing department to further focus its efforts towards the market for high performance signal analyzers. In connection with that effort, the Company hired a new Vice President of Marketing in fiscal 1996. See "Management."

  In order to raise market awareness of its products, the Company advertises in trade publications, distributes promotional materials, conducts marketing programs and seminars, issues press releases regarding new products, publishes technical articles and participates in industry trade shows and conferences.

RESEARCH AND DEVELOPMENT

  The Company believes that as a result of what it views as a continuing shift in technology towards higher speed digital signals containing more complex data, users of signal analyzer products will continue to demand higher bandwidths, higher sample rates, longer record lengths and more powerful processing capabilities. The primary objective of the Company's research and development program is to extend its high performance technology in order to satisfy this demand, while maintaining ease-of-use qualities and favorable price-to-performance ratios. There can be no assurance that the Company will achieve this objective.

  The Company is continuing to develop its sampling, data storage and processing technologies using advanced integrated circuit techniques, and is also working to improve its existing digital oscilloscope platform to provide display enhancements, higher speed data processing and a broader range of application-specific hardware and software options.

  The Company intends to use its core acquisition technology to develop dedicated signal analyzers for broader markets. The Company believes that possible market opportunities for such products include the networking and communications industries. The Company is currently in the development stage with respect to a LAN monitor product that would analyze electronic signals in communications networks in order to provide better monitoring and failure-diagnosis capabilities than can be achieved using existing products. There can be no assurance that the Company will be successful in developing such a signal analyzer.

  The Company conducts research and development activities in both its Geneva, Switzerland and Chestnut Ridge, New York facilities. The Company's research and development expenses, which are expensed as incurred, were approximately $8.8 million, $10.3 million, $12.6 million and $7.3 million in its fiscal years ended June 30, 1994, 1995 and 1996 and for the six months ended December 31, 1996, respectively, which expenses represented 13.7%, 12.5%, 12.5% and 13.2% of total revenues, respectively, for such fiscal periods. The Company intends to continue to invest approximately 12% to 14% of revenues in its research and development efforts.

MANUFACTURING AND SUPPLIES

  Prior to the Company's decision to concentrate on high-performance digital oscilloscopes, the Company's digital oscilloscopes and related products were manufactured at the Company's facilities in Geneva, Switzerland and Chestnut Ridge, New York, with HEP products also manufactured at the Chestnut Ridge facility. Following that decision, and until the first quarter of fiscal 1996, all 9300 series digital oscilloscopes were manufactured at the Company's Geneva facility, with the Chestnut Ridge facility principally manufacturing HEP products, signal source products and hybrid and chip-on-board microcircuit assemblies for Geneva's digital oscilloscope production. While continuing to manufacture models in its 9300 series and LC series at its Geneva manufacturing facility, the Company increasingly has been manufacturing such products in its Chestnut Ridge facility.

  This shift in manufacturing has been undertaken for a variety of reasons, including greater utilization of the Chestnut Ridge facility in light of the reduced volume in HEP sales and an increase in the volume of U.S. sales, an expected reduction in certain customs duties resulting from shipping parts rather than completed units to the United States from Geneva, closer alignment of manufacturing and development facilities and, to the extent that the Company is able to source components in the United States for models assembled and sold in the United States, better currency matching of revenues and related costs. The Company has established United States vendors as sources for certain components, including printed circuit board assemblies, that had previously been shipped from its Geneva facility to its Chestnut Ridge facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company obtains certain parts, components and sub-assemblies from single sources. This has particularly been the case with several key integrated circuits made by certain single source suppliers (Motorola, Philips, TRW and LSI Logic). The Company believes that, for integrated circuits in particular, alternative sources of supply would be difficult to develop over a short period of time. An interruption in supply or an increase in price for its parts, components and sub-assemblies would have a material adverse affect on the Company's business, results of operations and financial condition.

  As of December 31, 1996, the Company's Geneva facility employed 42 manufacturing employees in an area devoted to such tasks of approximately 14,000 square feet and its Chestnut Ridge facility employed 101 manufacturing employees in an area devoted to such tasks of approximately 26,000 square feet.

BACKLOG

  The Company's backlog of unshipped customer orders was approximately $8.5 million, $8.0 million and $7.9 million at June 30, 1995, June 30, 1996 and December 31, 1996, respectively. Customers may cancel orders at any time. The Company believes that its level of backlog at any particular time is not necessarily indicative of future operating performance of the Company.

TAX AGREEMENT WITH CANTON OF GENEVA

  Currently, the Company's Swiss subsidiary operates under a tax agreement with the Canton of Geneva under which its profits are taxed at different rates depending on the geographic location of the customers to whom sales are made. Profits from sales to customers in Switzerland (including CERN) are taxed at a 35% tax rate, while profits from sales to other customers are taxed at a preferential tax rate. For the fiscal year ended June 30, 1996, this arrangement resulted in an effective tax rate of 15% for the Company's Swiss subsidiary. This agreement will expire in the fiscal year ended June 30, 2000.

FOREIGN CURRENCY EXCHANGE

  The Company has manufacturing facilities in both the United States and Switzerland, purchases parts, components and sub-assemblies from suppliers around the world in a variety of currencies and sells its products around the world in a variety of currencies. As a consequence, the Company is exposed to risks from fluctuations in foreign currency exchange rates with respect to a number of currencies, changes in government policies and legal and regulatory requirements, political instability, transportation delays and the imposition of tariffs and export controls. Among the more significant potential risks to the Company of relative fluctuations in foreign currency exchange rates is the relationship among and between the United States dollar, Swiss franc and Japanese yen, and, to a lesser extent, the German deutschemark, British pound, French franc and Italian lira. During the fiscal year ended June 30, 1996 and the first half of fiscal 1997, approximately half of the Company's revenues and half of its costs and expenses were denominated in currencies other than the United States dollars. Local currency expenses resulting from manufacturing and the worldwide sourcing of parts, components and sub-assemblies are not generally offset by related local currency revenues, if any. The Company seeks to mitigate to some degree its exposure to foreign currency exchange rate fluctuations by borrowing under its multicurrency revolving credit facility in circumstances in which it is exposed to significant local currency receivables. The Company does not attempt to reduce its foreign currency exchange risks by entering into other foreign currency management programs or hedging transactions and has no plans to do so in the near term. As a consequence, there can be no assurance that the Company's results of operations will not be adversely effected by fluctuations in foreign currency exchange rates in the future, as a result of mismatches between local currency revenues and expenses, the translation of foreign currencies into the United States dollar, the Company's financial reporting currency, or otherwise. Moreover, fluctuations in exchange rates could affect demand for the Company's products. During the fiscal years ended June 30, 1994 and 1995, foreign currency exchange losses amounted to $512,000 and $684,000, respectively. During the fiscal year ended June 30, 1996 and the first six months of fiscal 1997, the Company reported foreign currency exchange gains of $539,000 and $609,000, respectively. Based on exchange rates as of the date of this Prospectus, the Company expects that its revenues for the third quarter of fiscal 1997 will continue to be adversely impacted by the strength of the U.S. dollar. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The market for signal analyzers is highly competitive and characterized by rapid and continual advances in technology. Prime Data estimates that the four largest suppliers of digital oscilloscopes, exclusive of handheld models, and their approximate respective market shares for calendar year 1996 were Tektronix with 42.5%, Hewlett-Packard Company with 18.1%, LeCroy with 12.4% and Fluke Corporation with 4.9%. Some of the Company's principal competitors have substantially greater sales and marketing, development and financial resources than the Company. The Company believes that each of these companies offers a wide range of products that attempt to address most segments of the digital oscilloscope market.

  The Company believes that the principal bases of competition in the signal analyzer market are a product's performance (bandwidth, sample rate, record length and processing power), its price and quality, the vendor's name recognition, reputation, color displays, product availability and the availability and quality of post-sale support. The Company also believes that its success will depend in part on its ability to maintain and develop the advanced technology used in its signal analyzer products and its ability to offer high-performance products at a favorable price-to-performance ratio. The Company believes that it currently competes effectively with respect to each of the principal bases of competition in the signal analyzer market in the general price range ($5,000 to $37,500) in which its digital oscilloscopes are focused and that it will be able to continue to do so, but there can be no assurance that this is or will be the case.

  The Company believes that its principal competition in the HEP market comes from its customers themselves, who are technically sophisticated and frequently choose to construct their own measurement and analysis systems. The Company also believes that the rest of this market is highly fragmented and consists of a number of small firms, no one of which commands a significant market share.

INTELLECTUAL PROPERTY RIGHTS

  The Company currently relies on a combination of patents, trade secrets, technical expertise and continuing technological research and development to establish and protect proprietary rights in its products. The Company believes, however, that because of the rapid pace of change and advancement in digital oscilloscope technology, legal intellectual property protection is and will continue to be a less significant factor in the Company's success than the Company's core competency in converting electronic signals to digital form and the experience and expertise of its personnel.

  The Company protects significant technologies, products and processes that it considers important to its business by, among other things, filing applications for patent protection. As of December 31, 1996, the Company held a total of twelve United States patents expiring in the years from 2000 to 2012. The Company also holds four foreign patents. The Company has pending applications for eight additional United States patents and for five additional foreign patents. The patent positions of high-technology companies such as the Company are uncertain, however, and involve complex legal issues and factual questions. There can be no assurance that any of the Company's pending or future applications will result in issued patents or that any issued patents will provide the Company with adequate protection of the covered technologies, products or processes. Moreover, the laws of foreign countries in which the Company's products are or may be developed, manufactured or sold may not protect the Company's intellectual property and other proprietary rights to the same extent as the laws of the United States.

  Although the Company believes that its products and technologies do not infringe the proprietary rights of third parties, there can be no assurance that third parties will not assert claims against the Company based on the infringement or alleged infringement of any such rights. Such claims are typically costly to defend, regardless of the legal outcome. There can be no assurance that the Company would prevail with respect to any such claim, or that a license to third-party rights, if needed, would be available on acceptable terms. In any event, patent and proprietary rights litigation can be extremely protracted and expensive.

  In February 1994, the Company settled litigation with Tektronix involving allegations that the Company's digital oscilloscope products infringed patents held by Tektronix. As part of the settlement, the Company entered into a license agreement with respect to such patents. Pursuant to the license agreement the Company made an initial payment of approximately $1.5 million. In addition, the Company is required to make future royalty payments in a minimum aggregate amount of $3.5 million over ten years ending June 30, 2004 and may be required to make up to an additional $3.5 million in contingent royalty payments depending on its sales of certain products in certain territories over the life of the patents. Royalty expense was approximately $781,000, $963,000 and $550,000 in fiscal 1995 and 1996 and the first six months of fiscal 1997, respectively. The settlement agreement provides that Tektronix may terminate the license in the event that the Company acquires 20% or more of the stock of, or a controlling interest in, any of a number of specified companies participating in the oscilloscope market or any of their respective affiliates (each, a "Restricted Company") or a Restricted Company acquires 20% or more of the stock of, or a controlling interest in, the Company or an affiliate of the Company, or any attempt to transfer the Tektronix license to a Restricted Company is made. This provision of the settlement could preclude the Company from making an investment in or acquisition of such companies, and it also could discourage such companies or another third party from attempting to acquire control of the Company or limit the price that such a third party might be willing to pay for the Common Stock. In addition, this provision could limit the price that investors might be willing to pay in the future for the Common Stock.

EMPLOYEES

  As of December 31, 1996, the Company had 504 employees, of whom 285 work in the Company's Chestnut Ridge facility, 120 work in the Company's Geneva facility, and the remainder work in various other Company offices around the world. None of the Company's employees is represented by a labor union and the Company has not experienced any work stoppages. The Company believes that its employee relations are generally satisfactory. A majority of the Company's senior managers has over five years of service with the Company.

  Competition for qualified personnel in the Company's industry is intense. There can be no assurance that the Company will be successful in retaining its key employees or in attracting and retaining additional qualified personnel. See "Risk Factors--Dependence on Key Employees."

FACILITIES

  The Company's executive offices and its domestic manufacturing facility are located in a two-story, approximately 88,000 square foot building in Chestnut Ridge, New York that is owned by the Company. The Company also leases a three-story office and manufacturing building of approximately 44,000 square feet in Geneva, Switzerland pursuant to a lease expiring December 31, 2004. In addition, the Company leases other offices around the world on a short-term basis to support its local sales and service operations. The Company believes that its existing facilities and offices are adequate for its current and anticipated needs.

REGULATION

  As the Company manufactures its products in the United States and Switzerland, and sells its products and purchases parts, components and sub-assemblies in a number of countries, the Company is subject to legal and regulatory requirements, particularly the imposition of tariffs, customs and export controls, in a variety of countries. In addition, the export of digital oscilloscopes from both the United States and Switzerland is subject to regulation under the Treaty for Nuclear Non-Proliferation by such countries.

LEGAL PROCEEDINGS

  The Company is not currently party to any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Information as of February 1, 1997 with respect to the executive officers and directors of the Company is as follows:

NAME                             AGE                  POSITION
----                             ---                  --------
Walter O. LeCroy, Jr.(1)........  61 Chairman of the Board of Directors
Lutz P. Henckels(2).............  56 President, Chief Executive Officer and
                                     Director
Thomas H. Reslewic..............  38 Executive Vice President--Signal Analysis
                                     Business Group and Worldwide Sales
Ronald S. Nersesian.............  37 Senior Vice President--Worldwide Marketing
Werner H. Brokatzky.............  52 Vice President--Operations (Geneva)
Brian V. Cake...................  53 Vice President--Chief Technical Officer
Clement R. Confessore...........  60 Vice President--Operations (United States)
John C. Maag....................  47 Vice President--Finance, Chief Financial
                                     Officer, Secretary and Treasurer
James J. Mueller................  43 Vice President--Worldwide Engineering
Robert E. Anderson(1)(3)(4).....  55 Director
Douglas A. Kingsley(3)(4)(5)....  34 Director
William G. Scheerer(3)(4)(5)....  58 Director

--------
(1) Class III Director--term expires at the 1998 Stockholder Meeting.
(2) Class I Director--term expires at the 1999 Stockholder Meeting.
(3) Member of Audit Committee.
(4) Member of Compensation Committee.
(5) Class II Director--term expires at the 1997 Stockholder Meeting.

  Walter O. LeCroy, Jr., founder of the Company, has served as the Chairman of the Board since the Company's inception. Mr. LeCroy was instrumental in the initial development of the Company's core technology and remains active in the design of the Company's products. Mr. LeCroy has a Bachelor of Arts degree in physics from Columbia University.

  Lutz P. Henckels has served as the President and the Chief Executive Officer since July 1993. He served as a consultant for the Company from January 1993 until July 1993. Before joining the Company, Mr. Henckels served as the President of U.S. Operations of Racal-Redac, Inc., an electronic design automation company, from May 1989 until January 1993. Prior to 1989, Mr. Henckels was the founder and Chief Executive Officer of HHB Systems, Inc., a public computer-aided design and test company. Mr. Henckels has Bachelor of Science and Master of Science degrees in electrical engineering, and a Doctor of Science degree in computer science, from the Massachusetts Institute of Technology. Mr. Henckels serves as a director of IKOS Corporation, a design verification software tool provider company.

  Thomas H. Reslewic has served as Executive Vice President--Signal Analysis Business Group since February 1997 and has served as Vice President--Worldwide Sales since March 1996. Mr. Reslewic served as Vice President--Sales and Marketing from July 1994 until March 1996, as the General Manager for North American Sales from 1993 until July 1994 and the Director of Marketing for the Company's Signal Sources Division from 1990 until 1993. Previously, he spent eight years in sales and marketing management with Tektronix, Inc., a manufacturer of digital oscilloscopes and one of the Company's principal competitors.

Mr. Reslewic has a Bachelor of Science degree in physics from The College of the Holy Cross and a Master of Business Administration degree from the University of Oregon.

  Ronald S. Nersesian has served as the Senior Vice President--Worldwide Marketing since March 1997. Previously he served as Vice President--Worldwide Marketing since March 1996. Before joining the Company, Mr. Nersesian was with Hewlett-Packard Company for 11 years and held many marketing positions. Most recently he was the Division Marketing Manager for a test and measurement division of Hewlett-Packard. Mr. Nersesian has a Bachelor of Science degree in electrical engineering from Lehigh University and a Master of Business Administration degree from New York University.

  Werner H. Brokatzky has served as Vice President--Operations (Geneva) since January 1996. Mr. Brokatzky joined the Company in August 1978 as the Manager of Finance and Administration and served as Vice President--Finance (Geneva) from March 1990 to December 1995. Before joining the Company, Mr. Brokatzky served as an apprentice at Volksbank Schopfheim.

  Brian V. Cake has served as Vice President--Chief Technical Officer since February 1997. Previously, he served as Vice President--Advanced Development since 1986. He joined the Company as an engineer in November 1980. Mr. Cake has a Bachelor of Science degree in electrical and electronic engineering from City University in London.

  Clement R. Confessore has served as the Vice President--Operations (United States) since joining the Company in January 1994. Before joining the Company, Mr. Confessore was the Senior Vice President of Operations at RasterOps Corporation, a computer graphics equipment manufacturing company. Mr. Confessore has a Bachelor of Science degree in mechanical engineering from Norwich University and a Master of Business Administration degree from Southwest University.

  John C. Maag has served as the Vice President--Finance, Chief Financial Officer, Secretary and Treasurer since December 1995. Before joining the Company, Mr. Maag was the Corporate Controller of Dynatech Corporation, a voice, data and video communications company from May 1987 to December 1995. Mr. Maag has a Bachelor of Science degree in accounting from St. Joseph's College and is a Certified Public Accountant.

  James J. Mueller has served as the Vice President--Worldwide Engineering since June 1996. Mr. Mueller served as R&D Manager--T&M from April 1992 to May 1996. Mr. Mueller has a Bachelor of Arts degree in physics from Rutgers University and Master of Science and Doctor of Science degrees in physics from Princeton University.

  Robert E. Anderson has served as a Director of the Company since July 1995. Mr. Anderson has been the President of Omniken, Inc., a private consulting firm, since September 1993. He served as the President and Chief Executive Officer of GenRad, Inc., a manufacturer of electronic test systems, from 1988 until 1993, and as Chairman in 1993. Mr. Anderson serves as a director of Technology Capital Network at MIT, National Association of Corporate Directors (New England), Indian Hill Arts, Inc. and several private companies.

  Douglas A. Kingsley has served as a Director of the Company since April 1995. Mr. Kingsley has been a Vice President of Advent International Corporation, a venture capital firm, since January 1996 and was an Investment Manager of Advent International Corporation from September 1990 to December 1995.

  William G. Scheerer has served as a Director of the Company since July 1995. Mr. Scheerer has been the President of Performance Quest LLC, a private consulting corporation, since January 1997. He served as Infrastructure Operations Vice President at Lucent Technologies, a telecommunications equipment and software company, from February 1996 to his retirement in October 1996. Previously, he was Quality, Engineering, Software & Technologies (QUEST) Vice President at AT&T Bell Laboratories from May 1990 to January 1996. Mr. Scheerer serves as a director of GenRad, Inc.

  Executive officers of the Company are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

  The Company has entered into indemnification agreements with its executive officers and directors, pursuant to which the Company has agreed to indemnify such persons to the fullest extent permitted by law, and providing for certain other protections.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Common Stock as of January 31, 1997 and as adjusted to reflect the sale of the shares offered hereby by (i) each person or group who is known by the Company to own beneficially more than 5% of the Common Stock,
(ii) each director, the Company's Chief Executive Officer and the four other most highly compensated executive officers for the year ended June 30, 1996,
(iii) all directors and executive officers of the Company as a group and (iv) each Selling Stockholder. Except as otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                          SHARES BENEFICIALLY               SHARES BENEFICIALLY
                              OWNED PRIOR                       OWNED AFTER
                             TO OFFERING(1)    SHARES TO BE     OFFERING(1)
                          --------------------   SOLD IN    --------------------
    NAME AND ADDRESS       NUMBER   PERCENT(2) OFFERING(1)   NUMBER   PERCENT(2)
    ----------------      --------- ---------- ------------ --------- ----------
Advent International      1,244,950    20.1%    1,244,950         --      --
 Group(3)...............
 101 Federal Street
 Boston, Massachusetts
 02110
Walter O. LeCroy, Jr.(4)
 .......................    715,245    12.6           --      715,245    10.9%
 c/o LeCroy Corporation
 700 Chestnut Ridge Road
 Chestnut Ridge, New
  York 10977
Pilgrim Baxter & Associ-
 ates ..................    670,400    11.8           --      670,400    10.2
 1255 Drummers Lane
 Wayne, Pennsylvania
  19087
LeCroy Corporation
 ESOT(4)................    573,943    10.1           --      573,943     8.8
 c/o Cole Taylor Bank
 850 West Jackson Boule-
  vard
 Chicago, Illinois 60607
State of Wisconsin In-
 vestment Board ........    324,500     5.7           --      324,500     5.0
 P.O. Box 7842
 Madison, Wisconsin
  53707
Lutz P. Henckels(5).....    230,554     4.0           --      230,554     3.4
Innovent Capital Limit-
 ed(6)..................     85,858     1.5        85,858         --      --
Raymond Chevalley.......     47,957       *           --       47,957       *
Thomas H. Reslewic(7)...     31,869       *           --       31,869       *
Werner H. Brokatzky.....     23,014       *           --       23,014       *
Robert E. Anderson(8)...      7,039       *           --        7,039       *
William G. Scheerer(8)..      6,239       *           --        6,239       *
Douglas A. Kingsley(9)..      6,039       *           --        6,039       *
All executive officers
 and directors as a
 group (12 per-
 sons)(10)..............  1,168,221    19.7%          --    1,168,221    17.1%

--------
*Less than 1% of the outstanding Common Stock.

(1) The number of shares of Common Stock reflected as outstanding prior to the Offering includes (i) shares of Common Stock outstanding as of January 31, 1997 and (ii) shares issuable pursuant to stock options or warrants by the indicated person that may be exercised within 60 days after January 31, 1997 ("presently exercisable options" or "presently exercisable warrants," as the case may be), as set forth below. The number of shares of Common Stock reflected as to be outstanding after the Offering includes (i) 572,657 shares of Common Stock deemed issuable from the implied proceeds received on the conversion of certain presently exercisable warrants held by the Selling Stockholders at an exercise price of $4.485 per share and
    (ii) the 319,192 shares of Common Stock being offered for sale by the Company in the Offering.

(2) Percentages were calculated in accordance with Rule 13d-3 under the Exchange Act.

(3) Consists of shares of Common Stock held by the following funds advised or managed by Advent International Corporation, each of which funds is a Selling Stockholder: Global Private Equity II Limited Partnership (1,030,303 shares, including 443,347 shares issuable upon conversion of presently exercisable warrants), Golden Gate Development and Investment Limited Partnership (212,929 shares, including 91,625 shares issuable upon conversion of presently exercisable warrants) and Advent International Investors II Limited Partnership (1,718 shares, including 740 shares issuable upon conversion of presently exercisable warrants). Douglas A. Kingsley, a director of the Company, is a Vice President of Advent International Corporation.

(4) Shares of Common Stock shown in this table as beneficially owned by each greater-than-5% stockholder, executive officer and director of the Company include shares of Common Stock held by the ESOT and allocated to the accounts of such person. As of January 31, 1997, the respective numbers of shares of Common Stock held by the ESOT and allocated to the accounts of such executive officers, directors and other persons were as follows: Mr. LeCroy (103,356 shares), Mr. Henckels (2,071 shares), Mr. Reslewic (2,504 shares), Mr. Cake (11,595 shares), Mr. Confessore (654 shares) and Mr. Mueller (6,256 shares). The assets of the ESOT are invested primarily in Common Stock of the Company. Cole Taylor Bank is currently the trustee of the ESOT (the "Trustee"). The Trustee has the authority to manage and control the ESOT, including the investment and administration of ESOT assets. The Company and the ESOT have elected not to proceed with a proposed repurchase of certain shares from the ESOT by the Company using a portion of the net proceeds to the Company from this offering. Accordingly, such portion of the net proceeds will be used for working capital and general corporate purposes.

(5) Includes 2,071 shares of Common Stock held by the ESOT and allocated to the account of Mr. Henckels, 146,355 shares of Common Stock issuable upon exercise of presently exercisable options and an aggregate of 62,211 shares held in certain trusts for the benefit of Mr. Henckels's minor children. Mr. Henckels disclaims beneficial ownership of the 62,211 shares held in such trusts.

(6) Includes 36,945 shares of Common Stock deemed issuable from the implied proceeds received on the conversion of 43,478 presently exercisable warrants at an exercise price of $4.485 per share.

(7) Includes 2,504 shares of Common Stock held by the ESOT and allocated to the account of Mr. Reslewic and 25,576 shares of Common Stock issuable upon exercise of presently exercisable options.

(8) Includes 6,039 shares of Common Stock issuable upon exercise of presently exercisable options.

(9) Includes 6,039 shares of Common Stock issuable upon exercise of presently exercisable options. Mr. Kingsley is a Vice President of Advent International Corporation. See Note 3 above.

(10) Includes an aggregate of 126,438 shares of Common Stock held by the ESOT and allocated to the accounts of the directors and executive officers. See Note 4 above. Includes an aggregate of 270,169 shares of Common Stock issuable upon exercise of certain presently exercisable options.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 45,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

  As of February 24, 1997, there were 5,660,133 shares of Common Stock outstanding and held of record by 203 stockholders. Based upon the number of shares of Common Stock outstanding as of that date and giving effect to the issuance of the 319,192 shares of Common Stock offered hereby and the issuance of 572,657 shares through the exercise of stock warrants, there will be 6,551,982 shares of Common Stock outstanding upon the closing of this Offering.

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future. As of the date hereof this Offering, there are no shares of Preferred Stock outstanding.

PREFERRED STOCK

  The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences and rights, and any qualifications, limitations or restrictions thereof, of the shares of each such series, including the number of shares constituting any such series and the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences thereof. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

  The Company's Certificate of Incorporation (the "Charter") and Amended and Restated By-Laws (the "By-Laws") provide for the division of the Board of Directors into three classes, as nearly equal in size as possible, with staggered three-year terms. See "Management--Executive Officers and Directors." Any director may be removed only for cause by the vote of a majority of the shares entitled to vote for the election of directors.

  The Company's By-Laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a notice of nominations or other business to be brought before an annual meeting must be delivered not less than 120 days nor more than 150 days prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's annual meeting or, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary, or if no proxy statement was delivered to stockholders in connection with the preceding year's annual meeting, such notice must be delivered not earlier than 90 days prior to such annual meeting and not later than the later of (i) 60 days prior to the annual meeting or (ii) 10 days following the date on which public announcement of the date of such annual meeting is first made by the Company. With respect to special meetings, notice must generally be delivered not more than 90 days prior to such meeting and not later than the later of 60 days prior to such meeting or 10 days following the day on which public announcement of such meeting is first made by the Company. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

  The Charter empowers the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefits to stockholders. Such factors may include (i) comparison of the proposed consideration to be received by stockholders in relation to the then current market price of the Company's capital stock, the estimated current value of the Company in a freely negotiated transaction and the estimated future value of the Company as an independent entity, and (ii) the impact of such a transaction on the employees, suppliers and customers of the Company and its effect on the communities in which the Company operates.

  The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

  The Charter provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at duly called annual or special meeting of the stockholders, and that special meetings may be called only by the Chairman of the Board of Directors, a majority of the Board of Directors or the President of the Company. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

  The DGCL provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Charter requires the affirmative vote of the holders of at least 67% of the outstanding voting stock of the Company to amend or repeal any of the foregoing Charter provisions, or to reduce the number of authorized shares of Common Stock and Preferred Stock. Such 67% vote is also required to amend or repeal any of the foregoing By-Law provisions. The By-Laws may also be amended or repealed by a majority vote of the Board of Directors. Such 67% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

  See "Risk Factors--Effect of Anti-Takeover Provisions" and "Technology Dispute Settlement and License Agreement."

LIMITATION OF LIABILITY AND INDEMNIFICATION

  The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Charter and By-Laws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated, Cowen & Company, Salomon Brothers Inc and Needham & Company, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                       NUMBER
             UNDERWRITER                                              OF SHARES
             -----------                                              ---------
   Prudential Securities Incorporated................................   495,000
   Cowen & Company...................................................   495,000
   Salomon Brothers Inc..............................................   495,000
   Needham & Company, Inc. ..........................................   165,000
                                                                      ---------
         Total....................................................... 1,650,000
                                                                      =========

  The Company and the Selling Stockholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

  The Underwriters, through their Representatives, have advised the Company and the Selling Stockholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $0.78 per share; and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the Offering, the offering price and the concessions may be changed by the Representatives.

  The Company has granted to the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to 247,500 additional shares of Common Stock at the public offering price, less underwriting discounts, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering any over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 1,650,000.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act, as amended.

  The Company, its officers and directors and certain stockholders of the Company who, upon completion of the Offering will own in the aggregate of 1,168,221 shares of Common Stock, have agreed not to, directly or indirectly, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 90 days from the date of this Prospectus. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such agreements.

  In connection with the Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market, may have engaged in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 under Regulation M during the business day prior to the pricing of the Offering. Such passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 247,500 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bingham, Dana & Gould LLP, Boston, Massachusetts. Roger D. Feldman, a partner of Bingham, Dana & Gould LLP, is an Assistant Secretary of the Company. As of January 31, 1997, Mr. Feldman held as trustee of certain trusts an aggregate of 120,751 shares of Common Stock. Mr. Feldman disclaims beneficial ownership of such shares. Brian Keeler, a partner of Bingham, Dana & Gould LLP, is an Assistant Secretary of the Company. As of January 31, 1997, Mr. Keeler held an aggregate of 300 shares of Common Stock. Curtis, Morris & Safford, P.C., New York, New York, patent counsel for the Company, have reviewed and passed upon certain legal matters with respect to the patents and proprietary rights of the Company described in this Prospectus under the captions "Risk Factors--Uncertainties Regarding Patents and Protection of Proprietary Technology" and "Business--Intellectual Property Rights." Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company at June 30, 1995 and 1996, and for each of the three fiscal years in the period ended June 30, 1996 included and incorporated by reference in the Registration Statement of which this Prospectus forms a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included and incorporated by reference in the Registration Statement, and such consolidated financial statements are included and incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the Commission's Web site at: http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

  The Company has filed a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits, schedules and reports filed as part thereof. Statements contained in this Prospectus with respect to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each such instance reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  There is incorporated herein by reference (File No. 0-26634) the Annual Report on Form 10-K of the Company for the Company's 1996 fiscal year filed with the Commission pursuant to Section 13(a) of the Exchange Act; and the Quarterly Reports on Form 10-Q of the Company for the Company's fiscal quarters ended September 30, 1996 and December 31, 1996, respectively, filed with the Commission pursuant to Section 13(a) of the Exchange Act.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document or portion thereof which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS TO THE INFORMATION UNLESS SUCH EXHIBITS ARE INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THE PROSPECTUS INCORPORATES). SUCH WRITTEN REQUESTS SHOULD BE ADDRESSED TO LECROY CORPORATION, ATTENTION: INVESTOR RELATIONS, 700 CHESTNUT RIDGE ROAD, CHESTNUT RIDGE, NEW YORK 10977. TELEPHONE REQUESTS MAY BE DIRECTED TO THE INVESTOR RELATIONS DEPARTMENT AT (914) 578-6021.

                               LECROY CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
REPORT OF INDEPENDENT AUDITORS............................................ F-2
Consolidated Balance Sheets as of June 30, 1995, 1996 and unaudited at
 December 31, 1996........................................................ F-3
Consolidated Statements of Operations for the Years Ended June 30, 1994,
 1995, 1996 and unaudited for the six months ended December 31, 1995 and
 1996..................................................................... F-4
Consolidated Statements of Stockholders' Equity for the Years Ended June
 30, 1994, 1995, 1996 and unaudited for the six months ended December 31,
 1996..................................................................... F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1994,
 1995, 1996 and unaudited for the six months ended December 31, 1995 and
 1996..................................................................... F-6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................................ F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
LeCroy Corporation

  We have audited the accompanying consolidated balance sheets of LeCroy Corporation as of June 30, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeCroy Corporation at June 30, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

                                                             Ernst & Young LLP

Hackensack, New Jersey
July 22, 1996

                               LECROY CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    JUNE 30,
                                                 ----------------  DECEMBER 31,
                                                  1995     1996        1996
                                                 -------  -------  ------------
                                                                   (UNAUDITED)
                     ASSETS
Current Assets:
  Cash and cash equivalents..................... $ 1,408  $10,315    $ 9,394
  Accounts receivable, less allowance of $44 at
   June 30, 1995, $38 at June 30, 1996 and $46
   at December 31, 1996.........................  17,316   20,625     24,834
  Inventories...................................  20,014   20,104     23,048
  Other current assets..........................   1,476    1,278      2,169
                                                 -------  -------    -------
    Total current assets........................  40,214   52,322     59,445
Property and equipment, at cost:
  Land and building.............................   5,178    5,202      5,205
  Furniture, machinery and equipment............  24,583   25,948     27,614
                                                 -------  -------    -------
                                                  29,761   31,150     32,819
  Less: Accumulated depreciation and
   amortization................................. (22,338) (22,234)   (23,204)
                                                 -------  -------    -------
                                                   7,423    8,916      9,615
Other assets....................................   2,199    1,162      1,427
                                                 -------  -------    -------
                                                 $49,836  $62,400    $70,487
                                                 =======  =======    =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current debt.................................. $ 4,069  $ 1,026    $   727
  Accounts payable..............................   7,053    6,882      8,148
  Accrued liabilities...........................   3,154    4,803      4,941
  Accrued employee compensation and benefits....   2,749    4,066      3,482
  Income taxes payable..........................   1,398    3,504      5,027
                                                 -------  -------    -------
    Total current liabilities...................  18,423   20,281     22,325
Long-term debt and capitalized leases...........  13,973    4,647      7,060
Deferred compensation...........................     --       --         166
Commitments and contingencies
Stockholders' Equity:
  Preferred stock, $.01 par value (authorized
   2,913,043 shares, none issued and
   outstanding).................................     --       --         --
  Series B Preferred stock, $.01 par value
   (authorized 782,609 shares, 559,131 issued
   and outstanding at June 30, 1995)............       6      --         --
  Series C Preferred stock, $.01 par value
   (authorized 1,304,348 shares, 655,774 issued
   and outstanding at June 30, 1995)............       7      --         --
  Common stock, $.01 par value (authorized
   45,000,000 shares; 2,938,939, 5,877,732 and
   5,877,732 issued and 2,317,000, 5,426,606 and
   5,632,326 outstanding at June 30, 1995, June
   30, 1996 and December 31, 1996, respectively)
   .............................................      29       59         59
  Additional paid-in capital....................   5,419   22,112     22,860
  Less: Treasury stock at cost (621,939, 451,126
   and 245,406 shares at June 30, 1995, June 30,
   1996 and December 31, 1996, respectively)....  (3,133)  (2,334)    (1,411)
  Foreign currency translation adjustment.......   3,397    1,662       (267)
  Retained earnings.............................  11,715   15,973     19,695
                                                 -------  -------    -------
    Total stockholders' equity..................  17,440   37,472     40,936
                                                 -------  -------    -------
                                                 $49,836  $62,400    $70,487
                                                 =======  =======    =======

   The accompanying notes are an integral part of these financial statements.

                               LECROY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           SIX MONTHS ENDED
                                  YEARS ENDED JUNE 30,       DECEMBER 31,
                                 ------------------------  ------------------
                                  1994     1995    1996      1995      1996
                                 -------  ------- -------  --------  --------
                                                              (UNAUDITED)
Revenues:
  Digital oscilloscopes and
   related products............. $47,627  $65,785 $86,061  $ 39,945  $ 49,016
  High energy physics products..  13,519   12,277  10,952     5,056     3,597
  Service and other.............   2,696    4,210   4,478     2,212     2,546
                                 -------  ------- -------  --------  --------
    Total.......................  63,842   82,272 101,491    47,213    55,159
Cost of sales...................  28,252   37,777  45,545    21,439    23,958
                                 -------  ------- -------  --------  --------
  Gross profit..................  35,590   44,495  55,946    25,774    31,201
Operating expenses:
  Selling, general and
   administrative...............  22,831   27,950  34,623    16,006    18,505
  Research and development......   8,770   10,315  12,639     6,316     7,279
  Restructuring costs...........     930      --      --        --        --
                                 -------  ------- -------  --------  --------
Operating income................   3,059    6,230   8,684     3,452     5,417
Technology dispute settlement
 costs..........................   2,073      --      --        --        --
Other (income) expenses, net....   1,694    2,212     134       439      (303)
                                 -------  ------- -------  --------  --------
Income (loss) before income
 taxes and extraordinary
 charge.........................    (708)   4,018   8,550     3,013     5,720
Provision for income taxes......     331    1,408   2,992     1,055     1,998
                                 -------  ------- -------  --------  --------
Income (loss) before
 extraordinary charge...........  (1,039)   2,610   5,558     1,958     3,722
Extraordinary charge for early
 retirement of debt.............     --       --   (1,300)   (1,300)      --
                                 -------  ------- -------  --------  --------
Net income (loss)............... $(1,039) $ 2,610 $ 4,258  $    658  $  3,722
                                 =======  ======= =======  ========  ========
Income (loss) per common share:
  Income (loss) before
   extraordinary charge......... $ (0.24) $  0.56 $  0.93  $   0.36  $   0.54
  Extraordinary charge..........     --       --    (0.22)    (0.24)      --
                                 -------  ------- -------  --------  --------
  Net income (loss)............. $ (0.24) $  0.56 $  0.71  $   0.12  $   0.54
                                 =======  ======= =======  ========  ========
Weighted average number of
 common shares and common
 equivalent shares..............   4,407    4,683   5,953     5,383     6,899
                                 =======  ======= =======  ========  ========

   The accompanying notes are an integral part of these financial statements.

                               LECROY CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (AMOUNTS IN THOUSANDS)

                     SERIES B              SERIES C                                                       FOREIGN
                  PREFERRED STOCK       PREFERRED STOCK       COMMON STOCK   ADDITIONAL TREASURY STOCK   CURRENCY
                  ------------------    ------------------    --------------  PAID-IN   --------------  TRANSLATION RETAINED
                  SHARES     AMOUNT     SHARES     AMOUNT     SHARES  AMOUNT  CAPITAL   SHARES AMOUNT   ADJUSTMENT  EARNINGS
                  --------   -------    --------   -------    ------  ------ ---------- ------ -------  ----------- --------
Balance at July
 1, 1993.........                                             3,525    $35    $ 2,102     (20) $  (203)   $  440    $10,144
 Common shares
  repurchased....                                                                         (17)    (170)
 Sale of shares..                                                70      1        399
 Foreign currency
  translation....                                                                                          1,111
 Net loss........                                                                                                    (1,039)
                                                              -----    ---    -------    ----  -------    ------    -------
Balance at June
 30, 1994........                                             3,595     36      2,501     (37)    (373)    1,551      9,105
 Common shares
  repurchased....                                                                        (585)  (2,760)
 Conversion of
  shares.........                             656   $     7    (656)    (7)
 Sale of shares..       559   $     6                                           2,502
 Sale of common
  stock
  warrants.......                                                                 416
 Foreign currency
  translation....                                                                                          1,846
 Net income......                                                                                                     2,610
                   --------   -------    --------   -------   -----    ---    -------    ----  -------    ------    -------
Balance at June
 30, 1995........       559         6         656         7   2,939     29      5,419    (622)  (3,133)    3,397     11,715
 Public sale of
  common shares..                                             1,500     15     15,297
 Exercise of
  stock rights...       223         2                                             912
 Conversion of
  preferred
  stock..........      (782)       (8)       (656)       (7)  1,439     15
 Stock option and
  stock purchase
  plans..........                                                                 484     171      799
 Foreign currency
  translation....                                                                                         (1,735)
 Net income......                                                                                                     4,258
                                                              -----    ---    -------    ----  -------    ------    -------
Balance at June
 30, 1996........                                             5,878     59     22,112    (451)  (2,334)    1,662     15,973
 Stock option and
  stock purchase
  plans
  (unaudited)....                                                                 748     206      923
 Foreign currency
  translation
  (unaudited)....                                                                                         (1,929)
 Net income
  (unaudited)....                                                                                                     3,722
                                                              -----    ---    -------    ----  -------    ------    -------
Balance at
 December 31,
 1996
 (unaudited).....                                             5,878    $59    $22,860    (245) $(1,411)   $ (267)   $19,695
                                                              =====    ===    =======    ====  =======    ======    =======
                   TOTAL
                  --------
Balance at July
 1, 1993......... $12,518
 Common shares
  repurchased....    (170)
 Sale of shares..     400
 Foreign currency
  translation....   1,111
 Net loss........  (1,039)
                  --------
Balance at June
 30, 1994........  12,820
 Common shares
  repurchased....  (2,760)
 Conversion of
  shares.........
 Sale of shares..   2,508
 Sale of common
  stock
  warrants.......     416
 Foreign currency
  translation....   1,846
 Net income......   2,610
                  --------
Balance at June
 30, 1995........  17,440
 Public sale of
  common shares..  15,312
 Exercise of
  stock rights...     914
 Conversion of
  preferred
  stock..........
 Stock option and
  stock purchase
  plans..........   1,283
 Foreign currency
  translation....  (1,735)
 Net income......   4,258
                  --------
Balance at June
 30, 1996........  37,472
 Stock option and
  stock purchase
  plans
  (unaudited)....   1,671
 Foreign currency
  translation
  (unaudited)....  (1,929)
 Net income
  (unaudited)....   3,722
                  --------
Balance at
 December 31,
 1996
 (unaudited)..... $40,936
                  ========

   The accompanying notes are an integral part of these financial statements.

                               LECROY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                              SIX MONTHS ENDED
                                   YEARS ENDED JUNE 30,         DECEMBER 31,
                                 ---------------------------  -----------------
                                  1994      1995      1996      1995     1996
                                 -------  --------  --------  --------  -------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss).............  $(1,039) $  2,610  $  4,258  $    658  $ 3,722
 Adjustments for noncash items
  included in operating
  activities:
 Depreciation and
  amortization.................    2,013     1,922     2,221     1,043    1,452
 Deferred income taxes.........      --        799       165       --       --
 Extraordinary charge and
  other........................      128    (1,192)    1,300     1,300       (6)
 Change in operating asset and
  liability components:
 Accounts receivable...........   (3,460)   (1,271)   (3,751)    1,390   (4,632)
 Inventories...................      291    (3,430)     (510)      276   (3,763)
 Prepaid expenses and other
  assets.......................      377      (273)     (409)     (314)  (1,051)
 Accounts payable and accrued
  liabilities..................      796     1,799     1,536       173    1,333
 Accrued employee compensation
  and benefits.................      532      (281)    1,415       292     (502)
 Income taxes..................      197       267     2,050       680    1,676
                                 -------  --------  --------  --------  -------
Net cash provided by (used in)
 operating activities..........     (165)      950     8,275     5,498   (1,771)
                                 -------  --------  --------  --------  -------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of property and
  equipment....................   (1,537)   (2,854)   (3,720)   (1,557)  (2,055)
 Proceeds from disposal of
  property and equipment.......       46        57       --        --         8
 Due from officers.............     (247)      608       147        26       35
                                 -------  --------  --------  --------  -------
Net cash used in investing
 activities....................   (1,738)   (2,189)   (3,573)   (1,531)  (2,012)
                                 -------  --------  --------  --------  -------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from issuance of
  long-term debt and
  capitalized leases...........    8,010    23,676     4,600       978    2,328
 Repayment of debt and
  capitalized leases...........   (7,775)  (19,534)  (16,878)  (17,986)     (91)
 Technology license payments...    1,549    (1,549)      --        --       --
 Sale of common stock..........      400     2,508       --        --       --
 Repurchase of common stock....     (170)   (2,760)      --        --       --
 Public sale of common stock...      --        --     15,312    15,312      --
 Proceeds from sale of
  warrants.....................      --         16       --        --       --
 Proceeds from exercise of
  stock rights.................      --        --        914       914      --
 Proceeds from exercise of
  stock options and issuances..      --        --      1,283       --     1,671
                                 -------  --------  --------  --------  -------
Net cash provided by (used in)
 financing activities..........    2,014     2,357     5,231      (782)   3,908
                                 -------  --------  --------  --------  -------
Effect of exchange rates on
 cash..........................       92        79    (1,026)     (357)  (1,046)
                                 -------  --------  --------  --------  -------
 Increase (decrease) in cash
  and cash equivalents.........      203     1,197     8,907     2,828     (921)
 Cash and cash equivalents at
  beginning of the period......        8       211     1,408     1,408   10,315
                                 -------  --------  --------  --------  -------
 Cash and cash equivalents at
  end of the period............  $   211  $  1,408  $ 10,315  $  4,236  $ 9,394
                                 =======  ========  ========  ========  =======
Supplemental cash flow
 disclosures
 Cash paid during the
  respective period for:
 Interest......................  $ 1,296  $  1,336  $    649
 Income taxes..................      211       418       731

   The accompanying notes are an integral part of these financial statements.

                              LECROY CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The consolidated interim financial information for the six month periods ended December 31, 1995 and 1996 is unaudited and has been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, it does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended December 31, 1996 are not necessarily indicative of the results that may be expected for the year ended June 30, 1997.

  Certain amounts in the accompanying unaudited interim consolidated statement of cash flows for the six months ended December 31, 1995 have been reclassified to conform to the current presentation.

 Principles of Consolidation

  The consolidated financial statements include the accounts of LeCroy Corporation (the "Company") and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Substantially all revenue is recognized when products are shipped or services are rendered to customers. Revenues from service contracts are recognized ratably over the contract period.

 Fiscal Year Ending Dates

  The operations of the U.S. company, LeCroy Corporation, have a fiscal year end of the Saturday closest to June 30 (July 2, 1994, July 1, 1995, and June 29, 1996). For each of the fiscal years presented, the fiscal year represented a 52 week period. The majority of foreign subsidiaries have a June 30 fiscal year end. The consolidated financial statements' year end references are stated as of June 30.

 Cash Equivalents

  Cash equivalents represent highly liquid debt instruments with a maturity of three months or less at the time of purchase. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of short-term deposits in Europe with major banks located in various cities with investment levels and debt ratings set to limit exposure with any one institution.

                              LECROY CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)


 Concentration of Credit Risks

  The Company manufactures and sells electronic equipment, principally a line of digital oscilloscopes, to research facilities, governmental agencies and the test and measurement industry. Sales are to all regions of the United States as well as to a multitude of foreign countries. The Company performs periodic credit evaluations of its customers' financial condition. Credit losses have been minimal and within management's expectations. There is no significant concentration of the Company's accounts receivable portfolio in any customer or geographical region that presents a risk to the Company based on that concentration.

 Property and Equipment

  Property and equipment are carried at cost. Depreciation and amortization are provided on the straight-line basis. The estimated useful lives are as follows:

      Building.......................................................   32 years
      Furniture, machinery and equipment............................. 3-12 years

 Income Taxes

  Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that deferred taxes be established for all temporary differences between book and tax bases of assets and liabilities, measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  United States income taxes have not been provided on the undistributed net earnings of foreign subsidiaries which amount approximated $17,700 at June 30, 1996. Determining the tax liability that would arise if these earnings were remitted is not practicable. The Company plans to reinvest substantially all of these net earnings in assets located outside of the United States, thus indefinitely postponing the remittance of such earnings.

 Foreign Exchange

  The Company's foreign subsidiaries use their local currency as the functional currency and translate all assets and liabilities at current exchange rates and all income and expenses at average exchange rates. The adjustment resulting from this translation is included in a separate component of stockholders' equity. Gains (losses) in fiscal 1994, 1995 and 1996 resulting from foreign currency transactions approximated $(512), $(684) and $539, respectively, and are included in other (income) expenses, net.

 Warranty

  Estimated future warranty obligations related to products are provided by charges to operations in the period that the related revenue is recognized.

 Research and Development

  Research and development costs are expensed as incurred.

                              LECROY CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)


 Per Share Information

  Net income (loss) per share is computed based upon the weighted average number of shares of Common Stock and common share equivalents outstanding during the periods presented. Common share equivalents result from outstanding rights, options and warrants to purchase Common Stock and the conversion of Preferred Stock and are included to the extent dilutive. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issuable upon exercise of stock rights, options and warrants granted during the twelve months immediately preceding October 5, 1995, the date of the Company's initial public offering, have been included in the calculation of the shares used in computing net income (loss) per share as if they were outstanding for all periods presented prior to the initial public offering (using the treasury stock method), including loss years where the impact of the incremental shares is anti-dilutive.

 Treasury Stock

  The Company delivers treasury shares upon the exercise of stock options and the issuance of shares from the 1995 Employee Stock Purchase Plan. The difference between the cost of the treasury shares, on a last-in, first-out basis, and the exercise price of the option or the cost of shares from the Employee Stock Purchase Plan is reflected in additional paid-in capital.

 Hedging and Related Financial Instruments

  The Company utilizes foreign currency based borrowings in an effort to hedge foreign exchange risks.

2. INVENTORIES

  Inventories, including demonstration units in finished goods, are stated at the lower of cost (first-in, first-out method) or market.

                                                       JUNE 30,
                                                    --------------- DECEMBER 31,
                                                     1995    1996       1996
                                                    ------- ------- ------------
      Raw materials................................ $ 7,932 $ 7,398   $ 6,383
      Work in process..............................   3,616   6,539     7,510
      Finished goods...............................   8,466   6,167     9,155
                                                    ------- -------   -------
                                                    $20,014 $20,104   $23,048
                                                    ======= =======   =======

  The allowance for excess and obsolete inventory, included above, amounted to $2,291 at June 30, 1995, $2,459 at June 30, 1996 and $2,840 at December 31,
1996.

3. OTHER ASSETS

  Other assets consist of the following:

                                                                    JUNE 30,
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
      Deferred financing costs, net.............................. $1,696 $  282
      Patents and trademarks, net................................    175    191
      Other......................................................    328    689
                                                                  ------ ------
                                                                  $2,199 $1,162
                                                                  ====== ======

                              LECROY CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)

  Deferred financing costs are being amortized over the term of the related term debt; patents and trademarks are being amortized on the straight-line basis over 20 years.

4. INCOME TAXES

  Provision for income taxes is comprised of the following charges:

                                                                   JUNE 30,
                                                              ------------------
                                                              1994  1995   1996
                                                              ---- ------ ------
   Current--Foreign.......................................... $331 $  609 $2,827
   Deferred--Foreign.........................................  --     799    165
                                                              ---- ------ ------
     Total................................................... $331 $1,408 $2,992
                                                              ==== ====== ======

  At June 30, 1995 and 1996, the components of the Company's deferred tax assets are as follows:

                                                                  JUNE 30,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
   Deferred tax assets:
     Revenue recognition...................................... $   --   $   224
     U.S. net operating loss carryforwards....................     540    1,166
     Foreign net operating loss carryforwards.................     125      302
     Research and development tax credit carryforwards........      60       60
     State investment tax credit carryforwards................     300      300
     Inventory reserves.......................................     330      587
     Vacation pay reserves....................................     122       91
     Other, net...............................................      40      185
                                                               -------  -------
   Total deferred tax assets..................................   1,517    2,915
   Valuation allowance for deferred tax assets................  (1,517)  (2,915)
                                                               -------  -------
   Net deferred tax assets.................................... $   --   $   --
                                                               =======  =======

  Included in current income taxes payable in 1995 and 1996 is $799 and $521, respectively, of current deferred income taxes payable associated with foreign inventory provisions and other foreign tax reserves.

  A reconciliation of the tax provision computed at the Federal statutory tax rate to the Company's recorded tax provision is as follows:

                                                        1994    1995    1996
                                                        -----  ------  ------
   Tax computed at federal statutory tax rate.......... $(244) $1,367  $2,465
   Officers' life insurance and other permanent
    differences........................................    83     102      72
   Effect of foreign income............................   (98)   (225)   (943)
   Change in valuation allowance.......................   589     157   1,398
   Other, net..........................................     1       7     --
                                                        -----  ------  ------
                                                        $ 331  $1,408  $2,992
                                                        =====  ======  ======

                              LECROY CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)


  Federal tax net operating losses available for carryforward to future years total approximately $2.9 million at June 30, 1996 and expire in the years 2009 thru 2011. Foreign tax net operating losses available for carryforward to future years total approximately $703 at June 30, 1996, expiring at various dates based on the country of origin.

  The components of income (loss) before income taxes and extraordinary charge are as follows:

                                                        1994     1995    1996
                                                       -------  ------  -------
   Domestic........................................... $(2,056) $ (837) $(1,810)
   Foreign............................................   1,348   4,855   10,360
                                                       -------  ------  -------
                                                       $  (708) $4,018  $ 8,550
                                                       =======  ======  =======

5. TERM DEBT

  Term debt consists of the following:

                                                        JUNE 30,
                                                     -------------- DECEMBER 31,
                                                      1995    1996      1996
                                                     ------- ------ ------------
   Revolving credit agreement....................... $ 6,250 $4,600    $7,000
   Term loans.......................................   3,825    --        --
   Subordinated debentures..........................   4,500    --        --
   Other............................................   2,666    957       787
                                                     ------- ------    ------
                                                      17,241  5,557     7,787
   Less: Current debt...............................   3,516    930       727
                                                     ------- ------    ------
                                                     $13,725 $4,627    $7,060
                                                     ======= ======    ======

  In December 1995, the Company finalized an unsecured $15 million multicurrency revolving line of credit agreement with several commercial banks which allows for borrowings in various currencies and provides for interest to be payable quarterly at the higher of the prime rate, the federal funds rate (as defined) plus 1/2% or the Eurocurrency Interest Rate (as defined). This facility replaced a previous secured agreement. As of June 30, 1996 and December 31, 1996, United States dollar advances were $4,600 and $7,000, respectively, at 8.25% interest; the carrying amount approximates fair value based upon market rates. A commitment fee is assessed on the unused line of credit, payable at the end of each calendar quarter, at a rate of 1/4of 1% per annum. The credit agreement expires on January 31, 1999. The agreement contains covenants that include maintaining specified financial ratios and positive levels of net income and limitations on capital expenditures and lease obligations.

  In October 1995 proceeds received from the Company's initial public offering were used to repay previously outstanding term loans and subordinated debt. An extraordinary non-cash charge of $1.3 million of deferred financing costs was taken resulting from the early extinguishment of this debt.

  Interest expense, net included in other (income) expenses, net, was $1,182 in fiscal 1994, $1,528 in fiscal 1995, $672 in fiscal 1996, and $306 in the six months ended December 31, 1996.

  At fiscal year end 1996 the Company had short-term unused lines of credit aggregating $5,447 for foreign operations.

                              LECROY CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)

  Aggregate maturities of the above term debt for each of the years in the three year period ending June 30, 1999 are $930, $0 and $4,627, respectively.

6. CAPITAL STOCK AND OPTION PLANS

  On October 5, 1995, the Company completed an initial public offering of 1,500,000 shares of Common Stock for net proceeds of $15.3 million, at which time 782,609 shares of Series B Preferred Stock and 655,774 shares of Series C Preferred Stock were converted to Common Stock at the rate of one share for one share.

  On March 28, 1995, in conjunction with the issuance of $4.5 million of subordinated debentures, the Company sold warrants, at $.023 per warrant to purchase 695,652 shares of Common Stock, which are reserved for future issuance, at an exercise price of $4.485 per share. The warrants are 100% exercisable and expire on December 31, 2002. For accounting purposes, the deemed value of the warrants was treated as additional financing costs and amortized to interest expense over the outstanding period of the subordinated debentures. As a result of the repayment of the subordinated debentures from the proceeds of the initial public offering, these costs were written off as part of the extraordinary charge to earnings in the second quarter of fiscal 1996.

  In July 1995, the Board of Directors amended and restated the Incentive Stock Option Plan of 1993. Under the Amended and Restated 1993 Stock Incentive Plan, 1,521,739 shares of Common Stock can be issued through the exercise of Incentive Stock Options, increasing 5% annually each July 1 during the term of the Plan. At July 1, 1996, a maximum of 1,793,069 shares were reserved for issuance. These options allow full-time employees, including officers, to purchase shares of Common Stock at prices equal to fair market value at the date of grant. For individuals who own more than 10% of the Common Stock of the Company, the option price of the shares may not be less than 110% of the fair market value on the date of grant. The vesting period and expiration of each grant will be determined by the Compensation Committee of the Board of Directors. This limitation does not apply to nonqualified stock options or restricted stock awards that may be granted under the amended 1993 Plan.

  Under the Amended and Restated 1993 Stock Incentive Plan adopted in July, 1995, "non-qualified" stock options can be issued to full-time employees, including officers and non-employee consultants. Options must be granted at an exercise price of at least 85% of the fair market value on the date of grant. The vesting period and expiration of each grant will be determined by the Compensation Committee of the Board of Directors.

                              LECROY CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)

  Transactions for incentive and "non-qualified" stock options for the Amended and Restated 1993 Stock Incentive Plan for fiscal years 1994, 1995, 1996 and the six months ended December 31, 1996 are as follows:

                                                                     EXERCISE
                                                        NUMBER OF     PRICE
                                                         SHARES     PER SHARE
                                                        ---------  ------------
Outstanding at July 1, 1993............................    44,959  $8.51-$10.47
Granted................................................   434,700         $6.33
Exercised..............................................       --            --
Cancelled..............................................       --            --
                                                        ---------  ------------
Outstanding at June 30, 1994...........................   479,659  $6.33-$10.47
Granted................................................   576,956  $6.33-$ 8.05
Exercised..............................................       --            --
Cancelled..............................................    (5,337)        $6.33
                                                        ---------  ------------
Outstanding at June 30, 1995........................... 1,051,278  $6.33-$10.47
Granted................................................   327,706  $9.20-$19.63
Exercised..............................................  (128,570) $6.33-$10.47
Cancelled..............................................    (2,202) $6.33-$ 9.20
                                                        ---------  ------------
Outstanding at June 30, 1996........................... 1,248,282  $6.33-$19.63
Granted (unaudited)....................................   209,000        $22.25
Exercised (unaudited)..................................  (176,263) $6.33-$15.75
Cancelled (unaudited)..................................   (29,927) $6.33-$22.25
                                                        ---------  ------------
Outstanding at December 31, 1996 (unaudited)........... 1,251,092  $6.33-$22.25
                                                        =========  ============

  Of the total options outstanding under the 1993 Plan, 106,553, 216,647, 359,332 and 362,601 were exercisable at June 30, 1994, 1995, 1996 and December 31, 1996, respectively. Stock options available for grant were 873,387, 382,203, 144,887 and 237,144 at June 30, 1994, 1995, 1996 and December 31,
1996, respectively.

  In July 1995, the Board of Directors and stockholders approved the 1995 Non-Employee Director Stock Option Plan. Under the Non-Employee Director Option Plan, 217,391 shares of Common Stock can be issued during the term of the Plan. These options allow non-employee directors to purchase shares of Common Stock at prices equal to fair market value at the date of grant. At June 30, 1996 and December 31, 1996, no shares had been issued upon exercise of options granted under the Director Option Plan, options for 25,364 shares were outstanding and options to purchase 192,027 shares were available for future grant under the Plan, of which 10,867 and 15,400 were exercisable as of June 30, 1996 and December 31, 1996, respectively.

  At June 30, 1996 and December 31, 1996, the Company reserved 2,034,734 and 2,306,064 shares of Common Stock, respectively, for the exercise of options.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As allowed by SFAS 123, the Company will not recognize compensation cost for stock-based employee compensation arrangements, but rather, commencing in fiscal 1997, will disclose in the notes to the consolidated financial statements the impact on net income and earnings per share as if the fair value based compensation cost had been recognized.

                              LECROY CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)

7. EMPLOYEE BENEFIT PLANS

  The Company maintains a qualified Employee Stock Ownership Plan ("ESOP" or the "Plan") which has been established in accordance with the requirements and provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and has been approved by the Internal Revenue Service ("IRS").

  Annually, the Board of Directors determines the contribution, if any, to the Employee Stock Ownership Trust ("ESOT") which trust has been established under the Plan for the purpose of administering and investing the funds contributed by the Company. Annual contributions to the ESOP are not to exceed 15% of the aggregate gross payroll of all participants. Payment of benefits may be satisfied by the Company's stock, cash or a combination thereof. For each of the years ended June 30, 1994 and 1995, the Company contributed $450 to the ESOP. For the year ended June 30, 1996, the Company did not contribute to the ESOP. Under the terms of the plan, the Company is required under certain conditions to fund the repurchase of shares by the ESOP. In addition, the Company is required to repurchase shares of former employees to the extent funds are not available in the ESOP.

  The Company has a trusteed employee 401(k) savings plan for eligible U.S. employees. The Company, effective October 1, 1996, matches 25% of employee contributions up to a maximum employer contribution of 1.25% of the employee's total compensation.

  For the fiscal year ended June 30, 1996, in lieu of a contribution to the ESOP, the Company distributed $450 to all eligible New York employees through direct cash payments.

  The Company's subsidiary in Switzerland maintains a defined contribution plan which requires employee contributions based upon a percentage of the employee's earnings currently ranging from 2.0% to 6.5%. The employer makes a matching contribution based also upon a percentage of the employee's earnings currently ranging from 3.5% to 11.0%. Company contributions ($430 in 1994, $549 in 1995 and $737 in 1996) were charged to expense.

  In July 1995, the Company adopted the 1995 Employee Stock Purchase Plan and reserved for issuance an aggregate of 434,783 shares of Common Stock. The Plan allows eligible employees to purchase Common Stock, through payroll deductions, at prices equal to 85% of fair market value on the first or last business day of the offering period, whichever is lower. The option to purchase Stock will terminate on July 7, 2005. As of June 30, 1996 and December 31, 1996, 42,624 and 72,081 shares, respectively, have been issued under the Employee Stock Purchase Plan and, as of June 30, 1996 and December 31, 1996, 392,159 and 362,702 shares were available for future grant, respectively.

                              LECROY CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)


8. SEGMENT INFORMATION AND GEOGRAPHIC AREAS

  The Company operates in a single industry segment and is engaged in the design, development, manufacture and sale of high-performance signal analyzers.

  The Company's operations by geographic area for the fiscal years ended June 30, 1994, 1995 and 1996 are presented below:

                                                    REVENUE
                                                      FROM         AREA
                              TOTAL    INTERAREA  UNAFFILIATED   OPERATING   IDENTIFIABLE
                             REVENUE    REVENUE    CUSTOMERS   INCOME (LOSS)    ASSETS
                             --------  ---------  ------------ ------------- ------------
   June 30, 1994
   United States...........  $ 37,003  $ (7,568)    $ 29,435      $(1,436)     $21,644
   Europe..................    45,303   (19,247)      26,056        4,798       14,944
   Other foreign...........     8,351       --         8,351          383        2,889
   Interarea Eliminations..   (26,815)   26,815          --           --           --
                             --------  --------     --------      -------      -------
                             $ 63,842  $     --     $ 63,842      $ 3,745      $39,477
                             ========  ========     ========      =======      =======
   June 30, 1995
   United States...........  $ 44,226  $ (8,466)    $ 35,760      $   290      $26,529
   Europe..................    61,449   (28,109)      33,340        6,707       19,003
   Other foreign...........    13,172       --        13,172          226        4,304
   Interarea Eliminations..   (36,575)   36,575          --           --           --
                             --------  --------     --------      -------      -------
                             $ 82,272  $     --     $ 82,272      $ 7,223      $49,836
                             ========  ========     ========      =======      =======
   June 30, 1996
   United States...........  $ 48,035  $ (5,834)    $ 42,201      $   (22)     $28,631
   Europe..................    74,216   (31,937)      42,279       10,198       30,357
   Other foreign...........    17,011       --        17,011          (65)       3,412
   Interarea Eliminations..   (37,771)   37,771          --           --           --
                             --------  --------     --------      -------      -------
                             $101,491  $     --     $101,491      $10,111      $62,400
                             ========  ========     ========      =======      =======

  Unallocated corporate expenses amounting to $686, $993 and $1,427 in fiscal year 1994, 1995 and 1996, respectively, are excluded from area operating income.

  Other foreign revenues consist principally of sales to Japan and Asia.

9. COMMITMENTS AND CONTINGENCIES

 Leases

  The Company has capitalized leases for certain equipment. The original cost of equipment under capitalized leases was $1,798 and $794 at June 30, 1995 and 1996, respectively. Accumulated amortization of these assets was $985 and $679 at June 30, 1995 and 1996, respectively. The capitalized lease obligations are payable through July, 1998 and bear interest at rates ranging from 7.40% to 7.64%. In addition, the Company leases certain offices, manufacturing facilities and equipment under long-term non-cancelable operating leases. The leases for facilities provide for all real estate taxes and operating expenses to be paid by the Company. The

                              LECROY CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)

following is a schedule by year of future minimum lease payments, for capital and non-cancelable operating leases, together with the present value of the net minimum lease payments as of June 30, 1996.

                                                           CAPITALIZED OPERATING
   YEARS ENDED JUNE 30,                                      LEASES     LEASES
   --------------------                                    ----------- ---------
      1997................................................    $100      $ 1,938
      1998................................................       7        1,831
      1999................................................      13        1,604
      2000................................................     --         1,530
      2001................................................     --         1,214
      2002 and beyond.....................................     --         4,206
                                                              ----      -------
      Net minimum lease payments..........................     120      $12,323
                                                                        =======
      Less amount representing interest...................       4
                                                              ----
   Present value of net minimum lease payments............     116
   Amounts due within one year............................      96
                                                              ----
   Long-term portion......................................    $ 20
                                                              ====

  Aggregate rental expense on noncancelable operating leases for the years ended June 30, 1994, 1995 and 1996 approximated $2,364, $2,559 and $2,844, respectively.

  The Company has a 2,000 Swiss franc credit agreement which serves as security for the lease on the Geneva facility.

 Technology Dispute Settlement

  In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions and complaints. Included among these claims in fiscal 1994 was an intellectual property claim in the form of a lawsuit which alleged patent infringement with respect to some of the Company's oscilloscope products. In February, 1994, the Company concluded negotiations to resolve this dispute and avoid extensive litigation. The result was a settlement and a license agreement requiring an initial payment by the Company of $1,549 on July 5, 1994, in addition to $524 of related legal costs; legal costs amounted to $278 in 1993. Minimum annual future royalty payments are $350 for ten years with potential for higher additional amounts annually. These additional amounts are contingent on future product sales as described in the settlement agreement and cannot exceed an aggregate of $3,500. Royalty expense, which approximated $781 in 1995 and $963 in 1996, is included in cost of sales.

 Restructuring Costs

  During 1994, the Company restructured its sales and marketing organization and also closed its research facility in the United Kingdom; total charges incurred were $930. The restructuring was accomplished by a combination of relocation of certain employees, early retirement and severance payments.

10. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  Summarized unaudited quarterly operating results for fiscal year 1995, fiscal year 1996 and the six months ended December 31, 1996 are included on page 23 of this Prospectus and are considered an integral part of these financial statements.

                              LECROY CORPORATION

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

(INFORMATION AS OF DECEMBER 31, 1996 AND FOR THE SIX MONTHS ENDED DECEMBER 31,
                          1995 AND 1996 IS UNAUDITED)


11. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT AUDITORS

  In January 1997, the Company adopted a plan resulting in a series of reorganization actions related to its HEP operations. In connection with these actions the Company will record a restructuring provision of $3.9 million ($2.5 million after taxes). The reorganization will result in writedowns, principally for inventory and other asset revaluations, and employee severance.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SO-LICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN
WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                --------------


                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  12
Price Range of Common Stock..............................................  12
Dividend Policy..........................................................  13
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  26
Management...............................................................  38
Principal and Selling Stockholders.......................................  41
Description of Capital Stock.............................................  43
Underwriting.............................................................  46
Legal Matters............................................................  47
Experts..................................................................  47
Additional Information...................................................  48
Incorporation of Certain Documents by Reference..........................  48
Index to Consolidated Financial Statements............................... F-1

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                               1,650,000 Shares


                                    LECROY

                                 Common Stock


                                --------------

                                  PROSPECTUS

                                --------------


                      PRUDENTIAL SECURITIES INCORPORATED

                                COWEN & COMPANY

                             SALOMON BROTHERS INC

                            NEEDHAM & COMPANY, INC.


                                March 25, 1997

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